Consolidated Financial Statements of

CGI GROUP INC.

For the years ended September 30, 2018 and 2017

Management’s and Auditors’ Reports

MANAGEMENT’S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING
The management of CGI Group Inc. (the Company) is responsible for the preparation and integrity of the consolidated financial statements and the Management’s Discussion and Analysis (MD&A). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and necessarily include some amounts that are based on management’s best estimates and judgement. Financial and operating data elsewhere in the MD&A are consistent with that contained in the accompanying consolidated financial statements.
To fulfill its responsibility, management has developed, and continues to maintain, systems of internal controls reinforced by the Company’s standards of conduct and ethics, as set out in written policies to ensure the reliability of the financial information and to safeguard its assets. The Company’s internal control over financial reporting and consolidated financial statements are subject to audit by the independent auditors, Ernst & Young LLP, whose reports follow. They were appointed as independent auditors, by a vote of the Company’s shareholders, to conduct an integrated audit of the Company’s consolidated financial statements and of the Company’s internal control over financial reporting. In addition, the Audit and Risk Management Committee of the Board of Directors reviews the disclosure of financial information and oversees the functioning of the Company’s financial disclosure controls and procedures.
Members of the Audit and Risk Management Committee of the Board of Directors, all of whom are independent of the Company, meet regularly with the independent auditors and with management to discuss internal controls in the financial reporting process, auditing matters and financial reporting issues and formulate the appropriate recommendations to the Board of Directors. The independent auditors have unrestricted access to the Audit and Risk Management Committee. The consolidated financial statements and MD&A have been reviewed and approved by the Board of Directors.

/s/ George D. Schindler	/s/ François Boulanger
George D. Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer
November 6, 2018

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    1

Management’s and Auditors’ Reports

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed, under the supervision of and with the participation of the President and Chief Executive Officer as well as the Executive Vice-President and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
The Company’s internal control over financial reporting includes policies and procedures that:
- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and,
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
All internal control systems have inherent limitations; therefore, even where internal control over financial reporting is determined to be effective, it can provide only reasonable assurance. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of the end of the Company’s 2018 fiscal year, management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework). Based on this assessment, management has determined the Company’s internal control over financial reporting as at September 30, 2018 was effective.
The effectiveness of the Company’s internal control over financial reporting as at September 30, 2018 has been audited by the Company’s independent auditors, as stated in their report appearing on page 3.

/s/ George D. Schindler	/s/ François Boulanger
George D. Schindler President and Chief Executive Officer	François Boulanger Executive Vice-President and Chief Financial Officer
November 6, 2018

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    2

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Board of Directors and Shareholders of CGI Group Inc.
We have audited CGI Group Inc.’s (the Company) internal control over financial reporting as of September 30, 2018, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO framework) (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2018 based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as at and for the year ended September 30, 2018, and our report dated November 6, 2018 expressed an unqualified opinion thereon.

/s/ Ernest & Young
Ernst & Young LLP

Montréal, Canada
November 6, 2018

1. CPA auditor, CA, public accountancy permit No. A113209

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    3

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS
To the Board of Directors and Shareholders of CGI Group Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of CGI Group Inc. (the Company), which comprise the consolidated balance sheets as at September 30, 2018 and September 30, 2017, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the consolidated financial statements).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2018 and September 30, 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on internal control over financial reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of September 30, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 6, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.
An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    4

Management’s and Auditors’ Reports

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS (CONTINUED)
An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.
We have served as the Company’s auditors since 2010.

/s/ Ernest & Young
Ernst & Young LLP
Montréal, Canada
November 6, 2018

1. CPA auditor, CA, public accountancy permit No. A113209

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    5

Consolidated Statements of Earnings
For the years ended September 30
(in thousands of Canadian dollars, except per share data)

	Notes	2018	2017
		$	$
Revenue		11,506,825	10,845,066
Operating expenses
Costs of services, selling and administrative	22	9,801,791	9,257,659
Acquisition-related and integration costs	26b	37,482	10,306
Restructuring costs	24	100,387	88,628
Net finance costs	25	73,885	69,792
Foreign exchange loss		3,300	784
		10,016,845	9,427,169
Earnings before income taxes		1,489,980	1,417,897
Income tax expense	15	348,578	382,702
Net earnings		1,141,402	1,035,195
Earnings per share
Basic earnings per share	20	4.02	3.48
Diluted earnings per share	20	3.95	3.41

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    6

Consolidated Statements of Comprehensive Income
For the years ended September 30
(in thousands of Canadian dollars)

	2018	2017
	$	$
Net earnings	1,141,402	1,035,195
Items that will be reclassified subsequently to net earnings (net of income taxes):
Net unrealized gains (losses) on translating financial statements of foreign operations	63,424	(141,465)
Net (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations	(25,710)	13,109
Net unrealized losses on cash flow hedges	(28,456)	(12,261)
Net unrealized losses on available-for-sale investments	(2,054)	(3,509)
Items that will not be reclassified subsequently to net earnings (net of income taxes):
Net remeasurement gains (losses) on defined benefit plans	35,001	(611)
Other comprehensive income (loss)	42,205	(144,737)
Comprehensive income	1,183,607	890,458

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    7

Consolidated Balance Sheets
As at September 30
(in thousands of Canadian dollars)

	Notes	2018	2017
		$	$
Assets
Current assets
Cash and cash equivalents	27e and 31	184,091	165,872
Accounts receivable	4	1,481,368	1,285,880
Work in progress		942,826	922,620
Current derivative financial instruments	31	12,395	8,152
Prepaid expenses and other current assets		153,554	160,402
Income taxes		4,646	6,541
Total current assets before funds held for clients		2,778,880	2,549,467
Funds held for clients	5	325,552	313,552
Total current assets		3,104,432	2,863,019
Property, plant and equipment	6	388,093	396,613
Contract costs	7	243,147	243,056
Intangible assets	8	479,326	490,426
Other long-term assets	9	104,948	85,159
Long-term financial assets	10	117,736	111,307
Deferred tax assets	15	139,664	146,602
Goodwill	11	7,341,720	7,060,030
		11,919,066	11,396,212

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,134,802	1,004,307
Accrued compensation		602,245	578,886
Current derivative financial instruments	31	39,418	12,069
Deferred revenue		399,549	409,332
Income taxes		194,681	174,102
Provisions	12	72,068	86,154
Current portion of long-term debt	13	348,580	122,467
Total current liabilities before clients’ funds obligations		2,791,343	2,387,317
Clients’ funds obligations		328,324	314,233
Total current liabilities		3,119,667	2,701,550
Long-term income taxes		10,603	—
Long-term provisions	12	25,933	40,892
Long-term debt	13	1,452,313	1,739,536
Other long-term liabilities	14	205,646	213,436
Long-term derivative financial instruments	31	77,754	82,365
Deferred tax liabilities	15	173,009	213,515
Retirement benefits obligations	16	169,334	202,292
		5,234,259	5,193,586
Equity
Retained earnings		4,251,424	3,794,439
Accumulated other comprehensive income	17	201,596	159,391
Capital stock	18	2,018,592	2,054,725
Contributed surplus		213,195	194,071
		6,684,807	6,202,626
		11,919,066	11,396,212
See Notes to the Consolidated Financial Statements.

Approved by the Board	/s/ George D. Schindler	/s/ Serge Godin
	George D. Schindler	Serge Godin
	Director	Director

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    8

Consolidated Statements of Changes in Equity
For the years ended September 30
(in thousands of Canadian dollars)

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2017		3,794,439	159,391	2,054,725	194,071	6,202,626

Net earnings		1,141,402	—	—	—	1,141,402
Other comprehensive income		—	42,205	—	—	42,205
Comprehensive income		1,141,402	42,205	—	—	1,183,607
Share-based payment costs		—	—	—	38,457	38,457
Income tax impact associated with stock options		—	—	—	5,422	5,422
Exercise of stock options	18	—	—	94,552	(17,340)	77,212
Exercise of performance share units (PSUs)	18	—	—	7,439	(7,439)	—
Purchase for cancellation of Class A subordinate voting shares	18	(684,417)	—	(113,839)	—	(798,256)
Purchase of Class A subordinate voting shares held in trusts	18	—	—	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trusts	18	—	—	504	24	528
Balance as at September 30, 2018		4,251,424	201,596	2,018,592	213,195	6,684,807

	Notes	Retained earnings	Accumulated other comprehensive income	Capital stock	Contributed surplus	Total equity
		$	$	$	$	$
Balance as at September 30, 2016		3,778,848	304,128	2,194,731	186,901	6,464,608

Net earnings		1,035,195	—	—	—	1,035,195
Other comprehensive loss		—	(144,737)	—	—	(144,737)
Comprehensive income		1,035,195	(144,737)	—	—	890,458
Share-based payment costs		—	—	—	34,443	34,443
Income tax impact associated with stock options		—	—	—	5,961	5,961
Exercise of stock options	18	—	—	60,943	(11,169)	49,774
Exercise of PSUs	18	—	—	23,666	(23,666)	—
Purchase for cancellation of Class A subordinate voting shares	18	(1,019,604)	—	(227,060)	—	(1,246,664)
Resale of Class A subordinate voting shares held in trust	18	—	—	2,445	1,601	4,046
Balance as at September 30, 2017		3,794,439	159,391	2,054,725	194,071	6,202,626

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    9

Consolidated Statements of Cash Flows
For the years ended September 30
(in thousands of Canadian dollars)

	Notes	2018	2017
		$	$
Operating activities
Net earnings		1,141,402	1,035,195
Adjustments for:
Amortization and depreciation	23	392,675	377,204
Deferred income tax expense	15	(41,238)	60,897
Foreign exchange loss (gain)		349	(3,102)
Share-based payment costs		38,457	34,443
Net change in non-cash working capital items	27a	(38,237)	(146,085)
Cash provided by operating activities		1,493,408	1,358,552

Investing activities
Business acquisitions (net of cash acquired)	26a	(248,137)	(283,061)
Proceeds from sale of business		3,500	—
Purchase of property, plant and equipment		(143,250)	(112,667)
Proceeds from sale of property, plant and equipment		—	3,317
Additions to contract costs		(87,420)	(95,676)
Additions to intangible assets		(95,451)	(106,267)
Purchase of long-term investments		(16,238)	(5,150)
Proceeds from sale of long-term investments		9,578	7,248
Cash used in investing activities		(577,418)	(592,256)

Financing activities
Net change in unsecured committed revolving credit facility	13 and 27c	(5,205)	200,000
Increase of long-term debt	27c	20,111	18,921
Repayment of long-term debt	27c	(121,771)	(199,841)
Repayment of debt assumed in business acquisitions	27c	(28,609)	(9,119)
Settlement of derivative financial instruments	31 and 27c	(2,430)	—
Purchase of Class A subordinate voting shares held in trusts	18	(24,789)	—
Resale of Class A subordinate voting shares held in trusts	18	528	4,046
Purchase and cancellation of Class A subordinate voting shares	18	(794,076)	(1,246,664)
Issuance of Class A subordinate voting shares		77,197	49,671
Cash used in financing activities		(879,044)	(1,182,986)
Effect of foreign exchange rate changes on cash and cash equivalents		(18,727)	(13,967)
Net increase (decrease) in cash and cash equivalents		18,219	(430,657)
Cash and cash equivalents, beginning of year		165,872	596,529
Cash and cash equivalents, end of year		184,091	165,872

Supplementary cash flow information (Note 27).

See Notes to the Consolidated Financial Statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    10

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

1.Description of business
CGI Group Inc. (the Company), directly or through its subsidiaries, provides information technology (IT) services as well as business process services (BPS) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business functions (outsourcing), systems integration and consulting, as well as the sale of software solutions. The Company was incorporated under Part IA of the Companies Act (Québec), predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its Class A subordinate voting shares are publicly traded. The executive and registered office of the Company is situated at 1350 René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.
2.Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The accounting policies were consistently applied to all periods presented.
The Company’s consolidated financial statements for the years ended September 30, 2018 and 2017 were authorized for issue by the Board of Directors on November 6, 2018.
3.Summary of significant accounting policies
BASIS OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has right to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the relevant activities of the entity. Subsidiaries are fully consolidated from the date of acquisition and continue to be consolidated until the date control over the subsidiaries ceases.
BASIS OF MEASUREMENT
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities, which have been measured at fair value as described below.
USE OF JUDGEMENTS AND ESTIMATES
The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets, liabilities, equity and the accompanying disclosures at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because the use of judgements and estimates is inherent in the financial reporting process, actual results could differ.
Significant judgements and estimates about the future and other major sources of estimation uncertainty at the end of the reporting period could have a significant risk of causing a material adjustment to the carrying amounts of the following within the next financial year: revenue recognition, deferred tax assets, estimated losses on revenue-generating contracts, goodwill impairment, business combinations, provisions for income tax uncertainties and litigation and claims.
The judgements, apart from those involving estimations, that have the most significant effect on the amounts recognized in the consolidated financial statements are:
Revenue recognition of multiple component arrangements
Assessing whether the deliverables within an arrangement are separately identifiable components requires judgement by management. A component is considered as separately identifiable if it has value to the client on a stand-alone basis. The Company first reviews the contract clauses to evaluate if the deliverable is accepted separately by the client. Then, the Company assesses if the deliverable could have been provided by another vendor and if it would have been possible for the client to decide to not purchase the deliverable.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    11

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
USE OF JUDGEMENTS AND ESTIMATES (CONTINUED)
Deferred tax assets
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable income will be available against which the losses can be utilized. Management judgement is required concerning uncertainties that exist with respect to the timing of future taxable income required to recognize a deferred tax asset. The Company recognizes an income tax benefit only when it is probable that the tax benefit will be realized in the future. In making this judgement, the Company assesses forecasts and the availability of future tax planning strategies.
A description of estimates is included in the respective sections within the Notes to the Consolidated Financial Statements.
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE
The Company generates revenue through the provision of IT services and BPS as described in Note 1, Description of business.
The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.
Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.
Revenue from sales of third party vendor's products, such as software licenses, hardware or services is recorded on a gross basis when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent include if the Company has the primary responsibility for providing the product or service, adds meaningful value to the vendor’s product or service, has discretion in supplier selection and assumes credit risks.
Relative selling price
The Company’s arrangements often include a mix of the services and products as described below. If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price. When estimating the selling price of each component, the Company maximizes the use of observable prices which are established using the Company’s prices for same or similar components. When observable prices are not available, the Company estimates selling prices based on its best estimate. The best estimate of the selling price is the price at which the Company would normally expect to offer the services or products and is established by considering a number of internal and external factors including, but not limited to, geographies, the Company’s pricing policies, internal costs and margins. The appropriate revenue recognition method is applied for each separately identifiable component as described below.
Outsourcing
Revenue from outsourcing and BPS arrangements is generally recognized as the services are provided at the contractually stated price, unless there is a better measure of performance or delivery.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    12

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
REVENUE RECOGNITION, WORK IN PROGRESS AND DEFERRED REVENUE (CONTINUED)
Systems integration and consulting services
Revenue from systems integration and consulting services under time and material arrangements is recognized as the services are rendered, and revenue under cost-based arrangements is recognized as reimbursable costs are incurred.
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service period. The Company primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred if it is probable that such costs will be recoverable.
Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate sufficient amounts to fund the value on which revenue recognition is based.
Software licenses
Most of the Company’s software license arrangements include other services such as implementation, customization and maintenance. For these types of arrangements, revenue from a software license is recognized upon delivery if it has been identified as a separately identifiable component. Otherwise, it is combined with the implementation and customization services and is accounted for as described in the Systems integration and consulting services section above. Revenue from maintenance services for software licenses sold is recognized ratably over the term of the maintenance period.
Work in progress and deferred revenue
Amounts recognized as revenue in excess of billings are classified as work in progress. Amounts received in advance of the performance of services or delivery of products are classified as deferred revenue.
Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs with the excess recorded in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of unrestricted cash and short-term investments having a maturity of three months or less from the date of purchase.
FUNDS HELD FOR CLIENTS AND CLIENTS’ FUNDS OBLIGATIONS
In connection with the Company’s payroll, tax filing and claims services, the Company collects funds for payment of payroll, taxes and claims, temporarily holds such funds until payment is due, remits the funds to the clients’ employees, appropriate tax authorities or claims holders, files tax returns and handles related regulatory correspondence and amendments. The funds held for clients include cash and long-term bonds. The Company presents the funds held for clients and related obligations separately. Funds held for clients are classified as current assets since, based upon management’s intentions, these funds are held solely for the purpose of satisfying the clients’ funds obligations, which will be repaid within one year of the consolidated balance sheet date. The market fluctuations affect the fair value of the long-term bonds. Due to those fluctuations, funds held for clients might not equal to the clients' funds obligations.
Interest income earned and realized gains and losses on the disposal of bonds are recorded in revenue in the period that the income is earned, as the collecting, holding and remitting of these funds are critical components of providing these services.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    13

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.    Summary of significant accounting policies (continued)
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment (PP&E), including those under finance leases, are recorded at cost and are depreciated over their estimated useful lives using the straight-line method.

Buildings	10 to 40 years
Leasehold improvements	Lesser of the useful life or lease term
Furniture, fixtures and equipment	3 to 20 years
Computer equipment	3 to 5 years
LEASES
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
Assets held under finance leases are initially recognized in PP&E at an amount equal to the fair value of the leased assets or, if lower, the present value of minimum lease payments at the inception of the lease, and then depreciated over the economic useful life of the asset or lease term, whichever is shorter. The capital element of future lease payments is included in the consolidated balance sheets within long-term debt. Interest is charged to the consolidated statements of earnings so as to achieve a constant rate of interest on the remaining balance of the liability.
Lease payments under operating leases are charged to the consolidated statements of earnings on a straight-line basis over the lease term. Operating lease incentives, typically for premises, are recognized as a reduction in rental expense over the lease term.
CONTRACT COSTS
Contract costs are mainly incurred when acquiring or implementing long-term outsourcing contracts. Contract costs are comprised primarily of transition costs and incentives.
Transition costs
Transition costs consist mostly of costs associated with the installation of systems and processes, as well as conversion of the client’s applications to the Company’s platforms incurred after the award of outsourcing and BPS contracts. Transition costs are comprised essentially of labour costs, including compensation and related fringe benefits, as well as subcontractor costs.
Incentives
Occasionally, incentives are granted to clients upon the signing of outsourcing contracts. These incentives are granted in the form of cash payments.
Pre-contract costs
Pre-contract costs associated with acquiring or implementing long-term outsourcing contracts are expensed as incurred except where it is virtually certain that the contracts will be awarded and the costs are directly related to the acquisition of the contract. For outsourcing contracts, the Company is virtually certain that a contract will be awarded when the Company is selected by the client but the contract has not yet been signed.
Amortization of contract costs
Contract costs are amortized using the straight-line method over the period services are provided. Amortization of transition costs and pre-contract costs, if any, is included in costs of services, selling and administrative and amortization of incentives is recorded as a reduction of revenue.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    14

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.    Summary of significant accounting policies (continued)
CONTRACT COSTS (CONTINUED)
Impairment of contract costs
When a contract is not expected to be profitable, the expected loss is first applied to impair the related capitalized contract costs. The excess of the expected loss over the capitalized contract costs is recorded as estimated losses on revenue-generating contracts in accounts payable and accrued liabilities and in other long-term liabilities. If at a future date the contract returns to profitability, the previously recognized impairment loss must be reversed. First the estimated losses on revenue-generating contracts must be reversed, and if there is still additional projected profitability then any capitalized contract costs that were impaired must be reversed. The reversal of the impairment loss is limited so that the carrying amount does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the contract costs in prior years.
INTANGIBLE ASSETS
Intangible assets consist mainly of internal-use software, business solutions, software licenses and client relationships. Internal-use software, business solutions and software licenses are recorded at cost. Internal-use software developed internally is capitalized when it meets specific capitalization criteria related to technical and financial feasibility and when the Company demonstrates its ability and intention to use it. Business solutions developed internally and marketed are capitalized when they meet specific capitalization criteria related to technical, market and financial feasibility. Internal-use software, business solutions, software licenses and client relationships acquired through business combinations are initially recorded at their fair value based on the present value of expected future cash flows, which involves estimates, such as the forecasting of future cash flows and discount rates.
Amortization of intangible assets
The Company amortizes its intangible assets using the straight-line method over their estimated useful lives.

Internal-use software	2 to 7 years
Business solutions	2 to 10 years
Software licenses	3 to 8 years
Client relationships and other	2 to 10 years
IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL
Timing of impairment testing
The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of PP&E and intangible assets not available for use are tested for impairment annually as at September 30. Goodwill is tested for impairment annually during the fourth quarter of each fiscal year.
Impairment testing
If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (CGU) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use (VIU) to the Company. The Company mainly uses the VIU. In assessing the VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.
Goodwill acquired through business combinations is allocated to the CGU or group of CGUs that are expected to benefit from acquired work force and synergies of the related business combination. The group of CGUs that benefit from the acquired work force and synergies correspond to the Company’s operating segments. For goodwill impairment testing purposes, the group of CGUs that represents the lowest level within the Company at which management monitors goodwill is the operating segment level.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    15

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
IMPAIRMENT OF PP&E, INTANGIBLE ASSETS AND GOODWILL (CONTINUED)
Impairment testing (continued)
The recoverable amount of each operating segment has been determined based on the VIU calculation which includes estimates about their future financial performance based on cash flows approved by management covering a period of five years. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic environment and its resulting impact on expected growth and discount rates. The cash flow projections reflect management’s expectations of the operating segment's operating performance and growth prospects in the operating segment’s market. The discount rate applied to an operating segment is the weighted average cost of capital (WACC). Management considers factors such as country risk premium, risk-free rate, size premium and cost of debt to derive the WACC. Impairment losses relating to goodwill cannot be reversed in future periods.
For impaired assets, other than goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the recoverable amount of the asset. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the recoverable amount of the asset since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings.
LONG-TERM FINANCIAL ASSETS
Long-term investments presented in long-term financial assets are comprised of bonds which are classified as long-term based on management’s intentions.
BUSINESS COMBINATIONS
The Company accounts for its business combinations using the acquisition method. Under this method, the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred or when a present legal or constructive obligation exists. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings.
EARNINGS PER SHARE
Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is determined using the treasury stock method to evaluate the dilutive effect of stock options and PSUs.
RESEARCH AND SOFTWARE DEVELOPMENT COSTS
Research costs are charged to earnings in the period in which they are incurred, net of related tax credits. Software development costs related to internal-use software and business solutions are charged to earnings in the year they are incurred, net of related tax credits, unless they meet specific capitalization criteria related to technical, market and financial feasibility as described in the Intangible assets section above.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    16

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
TAX CREDITS
The Company follows the income approach to account for research and development (R&D) and other tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expenses and recognized in the period in which the related expenditures are charged to earnings. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related assets. The tax credits recorded are based on management's best estimates of amounts expected to be received and are subject to audit by the taxation authorities.
INCOME TAXES
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheets date.
Deferred tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for consolidated financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets and liabilities are recognized in earnings, in other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Once this assessment is made, the Company considers the analysis of forecasts and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain. When a tax position is uncertain, the Company recognizes an income tax asset or reduces an income tax liability only when it is probable that the tax asset will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax positions is made using the best estimate of the amount expected to be paid based on qualitative assessment of all relevant factors such as experience of previous tax audits or interpretations of tax regulations.
PROVISIONS
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of vacated premises, litigation and claims provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Company also records restructuring provisions for termination of employment costs related to its productivity improvement initiatives and to the integration of its business acquisitions.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provisions due to the passage of time is recognized as finance costs.
The Company accrues provisions for onerous leases which consist of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease.
The accrued litigation and legal claims provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    17

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
PROVISIONS (CONTINUED)
Decommissioning liabilities pertain to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows.
Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.
TRANSLATION OF FOREIGN CURRENCIES
The Company’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheets date. Unrealized and realized translation gains and losses are reflected in the consolidated statements of earnings.
Foreign operations
For foreign operations that have functional currencies different from the Company, assets and liabilities denominated in a foreign currency are translated at exchange rates in effect at the balance sheets date. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses on translating financial statements of foreign operations are reported in other comprehensive income.
For foreign operations with the same functional currency as the Company, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheets date and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates during the period. Translation exchange gains or losses of such operations are reflected in the consolidated statements of earnings.
SHARE-BASED PAYMENTS
Equity-settled plans
The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees, officers and directors as consideration for equity instruments.
The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate voting shares of the Company on the Toronto Stock Exchange (TSX) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on each reporting date. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option and expected stock price volatility. The fair value of share-based payments, adjusted for expectations related to performance conditions and forfeitures, are recognized as share-based payment costs over the vesting period in earnings with a corresponding credit to contributed surplus on a graded-vesting basis if they vest annually or on a straight-line basis if they vest at the end of the vesting period.
When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock options is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.
Share purchase plan
The Company operates a share purchase plan for eligible employees. Under this plan, the Company matches the contributions made by employees up to a maximum percentage of the employee's salary. The Company's contributions to the plan are recognized in salaries and other member costs within costs of services, selling and administrative.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    18

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.    Summary of significant accounting policies (continued)
SHARE-BASED PAYMENTS (CONTINUED)
Cash-settled deferred share units
The Company operates a deferred share unit (DSU) plan to compensate the external members of the Board of Directors. The expense is recognized within costs of services, selling and administrative for each DSU granted equal to the closing price of Class A subordinate voting shares of the Company on the TSX at the date on which DSUs are awarded and a corresponding liability is recorded in accrued compensation. After the grant date, the DSU liability is remeasured for subsequent changes in the fair value of the Company's shares.
FINANCIAL INSTRUMENTS
All financial instruments are initially measured at their fair value. Subsequently, financial assets classified as loans and receivables and financial liabilities classified as other liabilities are measured at their amortized cost using the effective interest rate method. Financial assets and liabilities classified as fair value through earnings (FVTE) and classified as available-for-sale are measured subsequently at their fair value.
Financial instruments may be designated on initial recognition as FVTE if any of the following criteria are met: i) the financial instrument contains one or more embedded derivatives that otherwise would have to be accounted for separately; ii) the designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring the financial asset or liability or recognizing the gains and losses on them on a different basis; or iii) the financial asset and financial liability are part of a group of financial assets or liabilities that is managed and its performance evaluated on a fair value basis, in accordance with a documented risk management or investment strategy. Gains and losses related to periodic revaluations of financial assets and liabilities designated as FVTE are recorded in the consolidated statements of earnings.
The unrealized gains and losses, net of applicable income taxes, on available-for-sale assets are reported in other comprehensive income. Interest income earned and realized gains and losses on the sale of available-for-sale assets are recorded in the consolidated statements of earnings.
Transaction costs are comprised primarily of legal, accounting and other costs directly attributable to the issuance of the respective financial assets and liabilities. Transaction costs are capitalized to the cost of financial assets and liabilities classified as other than FVTE.
Financial assets are derecognized if the contractual rights to the cash flows from the financial asset expire or the asset is transferred and the transfer qualifies for derecognition. The transfer qualifies for derecognition if substantially all the risks and rewards of ownership of the financial asset are transferred.
The Company has made the following classifications:
FVTE
Cash and cash equivalents and derivative financial instruments unless they qualify for hedge accounting. In addition, deferred compensation plan assets within long-term financial assets were designated by management as FVTE upon initial recognition as this reflected management’s investment strategy.
Loans and receivables
Trade accounts receivable, cash included in funds held for clients and long-term receivables within long-term financial assets.
Available-for-sale
Long-term bonds included in funds held for clients and in long-term investments within long-term financial assets.
Other liabilities
Accounts payable and accrued liabilities, accrued compensation, long-term debt and clients’ funds obligations.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    19

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
FINANCIAL INSTRUMENTS (CONTINUED)
Fair value hierarchy
Fair value measurements recognized in the balance sheets are categorized in accordance with the following levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2: inputs other than quoted prices included in Level 1, but that are observable for the asset or liability, either directly or indirectly; and
Level 3: inputs for the asset or liability that are not based on observable market data.
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign currency exchange risks.
Derivative financial instruments are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting date. The resulting gain or loss is recognized in the consolidated statements of earnings, unless the derivative is designated and is effective as a hedging instrument, in which event the timing of the recognition in the consolidated statements of earnings depends on the nature of the hedge relationship.
At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Company wishes to apply hedge accounting and the risk management's objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the Company will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
The cash flows of the hedging transactions are classified in the same manner as the cash flows of the position being hedged.
Derivative financial instruments used as hedging items are recorded at fair value in the consolidated balance sheets under current derivative financial instruments, long-term financial assets or long-term derivative financial instruments. Valuation models, such as discounted cash flow analyses using observable market inputs, are utilized to determine the fair values of the derivative financial instruments.
Hedges of net investments in foreign operations
The Company uses cross-currency swaps and foreign currency denominated long-term debt to hedge portions of the Company’s net investments in its U.S. and European operations. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in other comprehensive income. To the extent that the hedge is ineffective, such differences are recognized in consolidated statements of earnings. When the hedged net investment is disposed of, the relevant amount in other comprehensive income is transferred to earnings as part of the gain or loss on disposal.
Cash flow hedges of future revenue and long-term debt
The majority of the Company’s revenue and costs are denominated in currency other than the Canadian dollar. The risk of foreign exchange fluctuations impacting the results is substantially mitigated by matching the Company’s costs with revenue denominated in the same currency. In certain cases where there is a substantial imbalance for a specific currency, the Company enters into foreign currency forward contracts to hedge the variability in the foreign currency exchange rates.
The Company also uses interest rate and cross-currency swaps to hedge either the cash flow exposure or the foreign exchange exposure of the long-term debt.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    20

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS (CONTINUED)
Cash flow hedges of future revenue and long-term debt (continued)
These derivatives are documented as cash flow hedges and no component of the derivative contracts’ fair value are excluded from the assessment and measurement of hedge effectiveness. The effective portion of the change in fair value of the derivative financial instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statements of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into the consolidated statements of earnings when the hedged element is recognized in the consolidated statements of earnings.
Fair value hedges of Senior U.S. unsecured notes
The Company entered into interest rate swaps to hedge the fair value exposure of the issued fixed rate Senior U.S. unsecured notes. Under the interest rate swaps, the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount.
The changes in the fair value of the interest rate swaps are recognized in the consolidated statements of earnings as finance costs. The changes in the fair value of the hedged items attributable to the risk hedged is recorded as part of the carrying value of the Senior U.S. unsecured notes and are also recognized in the consolidated statements of earnings as finance costs. If the hedged items are derecognized, the unamortized fair value is recognized immediately in the consolidated statements of earnings.
EMPLOYEE BENEFITS
The Company operates both defined benefit and defined contribution post-employment benefit plans.
The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.
For defined benefit plans, the defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The retirement benefits obligations in the consolidated balance sheets represent the present value of the defined benefit obligations as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefits plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.
Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:

-	Can only be used to fund employee benefits;

-	Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.
Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as long-term financial assets in the consolidated balance sheets.
The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, future salary and pension increases, inflation rates and mortality. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate, management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    21

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.Summary of significant accounting policies (continued)
EMPLOYEE BENEFITS (CONTINUED)
The current service cost is recognized in the consolidated statements of earnings under costs of services, selling and administrative. The net interest cost calculated by applying the discount rate to the net defined benefit liabilities or assets is recognized as net finance cost or income. When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefits that relates to past services or the gains or losses on curtailment is recognized immediately in the consolidated statements of earnings. The gains or losses on the settlement of a defined benefit plan are recognized when the settlement occurs.
Remeasurements on defined benefit plans include actuarial gains and losses, changes in the effect of the asset ceiling and the return on plan assets, excluding the amount included in net interest on the net defined liabilities or assets. Remeasurements are charged or credited to other comprehensive income in the period in which they arise.
ACCOUNTING STANDARD ADOPTION
The following amendment to the existing standard has been adopted by the Company on October 1, 2017:
IAS 7 - Statement of Cash Flows
In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosures about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The additional disclosures are provided in Note 27, Supplementary cash flow information.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but were not yet effective as at September 30, 2018.
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
The standard is effective on October 1, 2018 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (modified retrospective method). The Company will adopt IFRS 15 using the modified retrospective method.
In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.
The Company has completed the second phase of the conversion plan which encompasses a detailed assessment of the differences between current requirements and IFRS15, including the impact assessment of such differences.
The Company expects that, generally, revenue from outsourcing, BPS and systems integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies. However, initial implementation activities, currently not considered as a separately identifiable component, could be in some cases identified as a separate performance obligation as they will meet the criteria of being distinct under IFRS 15 resulting in acceleration of revenue recognition. The Company does not expect a significant impact on its consolidated financial statements.
Currently, when a software license has value to the client on a stand-alone basis and is identified as a separately identifiable component, revenue from the software license is recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license will be combined with the services resulting in deferral of revenue recognition. The Company does not expect a significant impact on its consolidated financial statements.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    22

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

3.    Summary of significant accounting policies (continued)
FUTURE ACCOUNTING STANDARD CHANGES (CONTINUED)
IFRS 15 - Revenue from Contracts with Customers (continued)
The Company has completed the third phase of the conversion plan and is progressing toward completion of the fourth phase. The Company has not identified any material system changes. Training and guidance have been continually provided to those involved in client contracts. The Company has updated and is finalizing the implementation of revised policies, procedures and controls in order to meet the requirements of the standard, including the additional presentation and disclosure requirements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective on October 1, 2018 for the Company and is required to be applied retrospectively. The Company will apply the exemption from the requirement to restate comparative information.
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets currently classified as loans and receivables will continue to be measured at amortized cost and financial assets currently classified as available-for-sale will continue to be measured at fair value through other comprehensive income.
The standard introduces a new impairment model which will apply to the Company’s trade accounts receivable, long-term receivables and long-term bonds. Management does not believe that the Company is subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher.
Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company will apply the new hedge accounting model and expects that existing hedge relationships will continue to qualify for hedge accounting under this new model.
The Company is still in the process of evaluating the disclosure requirements of the standard. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (modified retrospective method). The Company plans to adopt IFRS 16 using the modified retrospective method.
When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses. The Company does not expect that the adoption of IFRS 16 will have an impact on its ability to comply with the external covenants on its Senior U.S. and euro unsecured notes and unsecured committed revolving credit facility disclosed in Note 32, Capital risk management.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    23

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

4.Accounts receivable

	As at September 30, 2018	As at September 30, 2017
	$	$
Trade (Note 31)	1,126,772	931,530
R&D and other tax credits[1]	245,980	246,616
Other	108,616	107,734
	1,481,368	1,285,880

[1]	R&D and other tax credits were related to government programs in Canada, the United States of America (U.S.), France, the United Kingdom (U.K.) and other countries.

5.Funds held for clients

	As at September 30, 2018	As at September 30, 2017
	$	$
Cash	141,151	118,043
Long-term bonds (Note 31)	184,401	195,509
	325,552	313,552

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    24

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

6.Property, plant and equipment

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2017	65,640	210,326	164,016	645,363	1,085,345
Additions	748	27,970	11,034	110,776	150,528
Additions - business acquisitions (Note 26a)	—	192	943	1,479	2,614
Disposals/retirements	(8,933)	(35,311)	(11,082)	(73,245)	(128,571)
Foreign currency translation adjustment	1,000	1,711	(277)	2,126	4,560
As at September 30, 2018	58,455	204,888	164,634	686,499	1,114,476
Accumulated depreciation
As at September 30, 2017	20,691	154,801	99,131	414,109	688,732
Depreciation expense (Note 23)	2,000	21,881	16,003	116,703	156,587
Impairment (Notes 23 and 24)	—	160	1,764	—	1,924
Disposals/retirements	(8,542)	(34,251)	(10,396)	(70,577)	(123,766)
Foreign currency translation adjustment	503	1,684	(279)	998	2,906
As at September 30, 2018	14,652	144,275	106,223	461,233	726,383
Net carrying amount as at September 30, 2018	43,803	60,613	58,411	225,266	388,093
	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Computer equipment	Total
	$	$	$	$	$
Cost
As at September 30, 2016	68,576	206,193	165,807	651,742	1,092,318
Additions	2,475	16,438	12,642	89,402	120,957
Additions - business acquisitions (Note 26a)	—	673	1,206	3,609	5,488
Disposals/retirements	(4,076)	(11,141)	(13,696)	(87,158)	(116,071)
Foreign currency translation adjustment	(1,335)	(1,837)	(1,943)	(12,232)	(17,347)
As at September 30, 2017	65,640	210,326	164,016	645,363	1,085,345
Accumulated depreciation
As at September 30, 2016	15,001	146,836	97,574	393,614	653,025
Depreciation expense (Note 23)	2,324	20,687	15,796	114,047	152,854
Impairment (Notes 23 and 24)	4,985	—	364	558	5,907
Disposals/retirements	(1,350)	(10,932)	(13,558)	(87,126)	(112,966)
Foreign currency translation adjustment	(269)	(1,790)	(1,045)	(6,984)	(10,088)
As at September 30, 2017	20,691	154,801	99,131	414,109	688,732
Net carrying amount as at September 30, 2017	44,949	55,525	64,885	231,254	396,613
PP&E include the following assets acquired under finance leases:

	As at September 30, 2018			As at September 30, 2017
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
	$	$	$	$	$	$
Furniture, fixtures and equipment	15,309	7,958	7,351	15,201	6,381	8,820
Computer equipment	46,183	29,831	16,352	46,514	29,992	16,522
	61,492	37,789	23,703	61,715	36,373	25,342

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    25

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

7.    Contract costs

	As at September 30, 2018			As at September 30, 2017
	Cost	Accumulated amortization	Net carrying amount	Cost	Accumulated amortization	Net carrying amount
	$	$	$	$	$	$
Transition costs	461,262	235,931	225,331	420,475	185,461	235,014
Incentives	71,748	53,932	17,816	58,978	50,936	8,042
	533,010	289,863	243,147	479,453	236,397	243,056

8.Intangible assets

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2017	99,047	94,788	84,044	387,624	217,875	965,687	1,849,065
Additions	5,742	21,724	—	47,125	19,343	—	93,934
Additions - business acquisitions (Note 26a)	—	—	—	—	—	46,755	46,755
Disposals/retirements	(10,145)	(1,605)	(1,503)	(2,796)	(22,278)	—	(38,327)
Foreign currency translation adjustment	1,063	(206)	(285)	12,640	1,550	12,641	27,403
As at September 30, 2018	95,707	114,701	82,256	444,593	216,490	1,025,083	1,978,830
Accumulated amortization
As at September 30, 2017	74,286	50,842	78,151	237,351	131,672	786,337	1,358,639
Amortization expense (Note 23)	7,385	7,757	3,954	33,197	34,186	70,447	156,926
Impairment (Notes 23 and 24)	—	1,209	—	57	—	—	1,266
Disposals/retirements	(10,145)	(1,605)	(1,503)	(2,062)	(21,926)	—	(37,241)
Foreign currency translation adjustment	651	9	(16)	8,549	1,146	9,575	19,914
As at September 30, 2018	72,177	58,212	80,586	277,092	145,078	866,359	1,499,504
Net carrying amount as at September 30, 2018	23,530	56,489	1,670	167,501	71,412	158,724	479,326

	Internal-use software acquired	Internal-use software internally developed	Business solutions acquired	Business solutions internally developed	Software licenses	Client relationships and other	Total
	$	$	$	$	$	$	$
Cost
As at September 30, 2016	92,824	72,332	94,209	382,380	213,777	935,100	1,790,622
Additions	11,815	23,201	—	43,934	19,563	—	98,513
Additions - business acquisitions (Note 26a)	78	—	—	—	255	50,141	50,474
Disposals/retirements	(4,750)	(805)	(7,330)	(24,271)	(12,804)	—	(49,960)
Foreign currency translation adjustment	(920)	60	(2,835)	(14,419)	(2,916)	(19,554)	(40,584)
As at September 30, 2017	99,047	94,788	84,044	387,624	217,875	965,687	1,849,065
Accumulated amortization
As at September 30, 2016	72,368	46,513	81,611	237,953	111,593	730,803	1,280,841
Amortization expense (Note 23)	7,232	5,102	6,120	32,758	34,640	71,181	157,033
Disposals/retirements	(4,750)	(805)	(7,330)	(24,271)	(12,804)	—	(49,960)
Foreign currency translation adjustment	(564)	32	(2,250)	(9,089)	(1,757)	(15,647)	(29,275)
As at September 30, 2017	74,286	50,842	78,151	237,351	131,672	786,337	1,358,639
Net carrying amount as at September 30, 2017	24,761	43,946	5,893	150,273	86,203	179,350	490,426

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    26

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

9.     Other long-term assets

	As at September 30, 2018	As at September 30, 2017
	$	$
Long-term maintenance agreements	21,647	25,561
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights (Note 16)	24,652	23,945
Retirement benefits assets (Note 16)	27,482	11,623
Deposits	11,253	10,843
Deferred financing fees	3,182	3,292
Other	16,732	9,895
	104,948	85,159

10.Long-term financial assets

	As at September 30, 2018	As at September 30, 2017
	$	$
Deferred compensation plan assets (Notes 16 and 31)	56,900	46,906
Long-term investments (Note 31)	30,054	23,047
Long-term receivables	19,470	16,415
Long-term derivative financial instruments (Note 31)	11,312	24,939
	117,736	111,307

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    27

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

11.Goodwill

In the prior fiscal year, management reviewed the Company's operating results through seven operating segments referred to as the Company's Strategic Business Units, namely: U.S.; Nordics; Canada; France (including Luxembourg and Morocco); U.K.; Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS) and Asia Pacific (including Australia, India and the Philippines). During the year ended September 30, 2018, the Company revised its management structure. As a result, the Company was managed through nine operating segments, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco); U.S. Commercial and State Government; U.S. Federal; U.K.; Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); Asia Pacific Global Delivery Centers of Excellence (India and Philippines) and Australia. The last two operating segments, which each have reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets, have been aggregated as Asia Pacific.

The operating segments reflected the fiscal year 2018 management structure and the way that the chief operating decision-maker, who is the President and Chief Executive Officer of the Company, evaluated the business.

Due to the change in operating segments, which includes the transfer of the Poland operations from ECS to the Northern Europe operating segment, the Company reallocated goodwill to the revised CGUs using their relative fair value.

The Company completed the annual impairment test during the fourth quarter of the fiscal year 2018 and did not identify any impairment.

The variations in goodwill were as follows:

	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$
As at September 30, 2017	1,189,906	1,112,146	883,719	1,886,063	—	824,265	857,368	306,563	7,060,030
Business acquisitions (Note 26a)	136,237	29,081	—	45,439	—	—	—	—	210,757
Goodwill reallocation	14,524	—	—	(853,850)	853,850	—	(14,524)	—	—
Foreign currency translation adjustment	(13,463)	—	14,467	34,067	28,396	5,255	14,072	(11,861)	70,933
As at September 30, 2018	1,327,204	1,141,227	898,186	1,111,719	882,246	829,520	856,916	294,702	7,341,720

Key assumptions in goodwill impairment testing
The key assumptions for the CGUs are disclosed in the following tables for the years ended September 30:

2018	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%	%
Pre-tax WACC	9.1	8.9	8.6	10.9	10.2	8.1	9.0	19.1
Long-term growth rate of net operating cash flows[1]	2.0	2.0	1.7	2.0	2.0	1.9	2.0	2.0

2017	U.S	Nordics	Canada	France	U.K.	ECS	Asia Pacific
	%	%	%	%	%	%	%
Pre-tax WACC	11.7	9.2	8.9	9.3	8.1	9.0	17.2
Long-term growth rate of net operating cash flows[1]	2.0	1.9	2.0	2.0	1.9	1.9	2.0
1 The long-term growth rate is based on published industry research.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    28

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

12.	Provisions

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2017	24,961	6,572	32,385	63,128	127,046
Additional provisions	14,433	3,080	2,353	111,878	131,744
Utilized amounts	(15,931)	(859)	(1,707)	(123,766)	(142,263)
Reversals of unused amounts	(9,833)	(2,032)	(7,940)	—	(19,805)
Discount rate adjustment and imputed interest	121	—	210	—	331
Foreign currency translation adjustment	78	38	543	289	948
As at September 30, 2018	13,829	6,799	25,844	51,529	98,001
Current portion	10,271	6,799	4,868	50,130	72,068
Non-current portion	3,558	—	20,976	1,399	25,933

	Onerous leases[1,4]	Litigation and claims[2]	Decommissioning liabilities[3]	Restructuring[4]	Total
	$	$	$	$	$
As at September 30, 2016	16,246	9,000	36,706	13,426	75,378
Additional provisions	17,326	4,207	1,933	72,633	96,099
Utilized amounts	(7,055)	(3,649)	(1,698)	(23,047)	(35,449)
Reversals of unused amounts	(1,417)	(2,859)	(4,480)	—	(8,756)
Discount rate adjustment and imputed interest	139	—	291	—	430
Foreign currency translation adjustment	(278)	(127)	(367)	116	(656)
As at September 30, 2017	24,961	6,572	32,385	63,128	127,046
Current portion	9,845	6,572	7,867	61,870	86,154
Non-current portion	15,116	—	24,518	1,258	40,892

[1]
As at September 30, 2018, the timing of cash outflows relating to these provisions ranges between one and eight years (one and nine years as at September 30, 2017) and they were discounted at a weighted average rate of 0.68% (0.71% as at September 30, 2017). The reversals of unused amounts are mostly due to favourable settlements.

[2]
As at September 30, 2018, litigation and claims include provisions related to tax exposure (other than those related to income tax), contractual disputes, employee claims and other of $985,000, $5,733,000 and $81,000, respectively (as at September 30, 2017, $1,163,000, $5,254,000 and $155,000, respectively). The reversals of unused amounts are mostly due to favourable settlements of contractual disputes.

[3]
As at September 30, 2018, the decommissioning liabilities were based on the expected cash flows of $26,883,000 ($33,034,000 as at September 30, 2017) and were discounted at a weighted average rate of 0.80% (0.90% as at September 30, 2017). The timing of the settlements of these obligations ranges between one and eleven years as at September 30, 2018 (one and ten years as at September 30, 2017). The reversals of unused amounts are mostly due to favourable settlements.

[4]	See Note 24, Restructuring costs and Note 26b, Investments in subsidiaries.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    29

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

13.Long-term debt

	As at September 30, 2018	As at September 30, 2017
	$	$
Senior U.S. unsecured notes repayable in December by tranches of $180,950 (U.S.$140,000) in 2018 and $323,125 (U.S.$250,000) in 2021[1]	491,651	485,401
Senior unsecured notes repayable in September by tranches of $51,700 (U.S.$40,000) in 2019, $71,088 (U.S.$55,000) in 2021, $387,750 (U.S.$300,000) in 2024, $387,750 (U.S.$300,000) in six yearly repayments of U.S.$50,000 from 2019 to 2024 and $127,704 (€85,000) in 2021[2]	1,025,683	1,057,027
Unsecured committed revolving credit facility[3]	194,795	200,000
Obligations repayable in blended monthly installments maturing at various dates until 2021, bearing a weighted average interest rate of 2.46% (2.49% in 2017)	30,124	61,703
Obligations under finance leases repayable in blended monthly installments maturing at various dates until 2022, bearing a weighted average interest rate of 2.40% (2.89% in 2017)	29,909	29,794
Other long-term debt	28,731	28,078
	1,800,893	1,862,003
Current portion	348,580	122,467
	1,452,313	1,739,536

[1]
As at September 30, 2018, an amount of $504,075,000 was drawn, less fair value adjustments relating to interest rate swaps designated as fair value hedges of $12,274,000 and financing fees of $150,000. The private placement financing with U.S. institutional investors is comprised of two tranches of Senior U.S. unsecured notes with a weighted average maturity of 2.1 years and a weighted average interest rate of 4.76% (4.76% in 2017). The Senior U.S. unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2018, the Company was in compliance with these covenants.

[2]
As at September 30, 2018, an amount of $1,025,992,000 was drawn, less financing fees of $309,000. The private placement is comprised of four tranches of Senior U.S. unsecured notes and one tranche of Senior euro unsecured note, with a weighted average maturity of 4.0 years and a weighted average interest rate of 3.63% (3.62% in 2017). In September 2018, the Company repaid the first of the seven yearly scheduled repayments of U.S.$50,000,000 on a tranche of the Senior U.S. unsecured notes for a total amount of $65,045,000 and settled the related cross-currency swaps (Note 31). The Senior unsecured notes contain covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2018, the Company was in compliance with these covenants.

3 The Company has an unsecured committed revolving credit facility available for an amount of $1,500,000,000 that expires in December 2022. This facility bears interest at bankers' acceptance, LIBOR or Canadian prime, plus a variable margin that is determined based on the Company's leverage ratio. As at September 30, 2018, an amount of $120,000,000 was drawn upon this facility at Canadian prime with no margin at a weighted average interest rate of 3.70% and $74,795,000 at banker's acceptance with a margin of 1.00% and a weighted average interest rate of 1.85%. Also, an amount of $9,610,000 has been committed against this facility to cover various letters of credit issued for clients and other parties. On November 6, 2018, the facility was extended by one year to December 2023 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants. The unsecured committed revolving credit facility contains covenants that require the Company to maintain certain financial ratios (Note 32). As at September 30, 2018, the Company was in compliance with these covenants.
Principal repayments on long-term debt, excluding fair value hedges, obligations under finance leases and financing fees, over the forthcoming years are as follows:

$
Less than one year	336,200
Between one and two years	75,374
Between two and five years	918,354
Beyond five years	453,789
Total principal repayments on long-term debt	1,783,717
Minimum finance lease payments are as follows:

	Principal	Interest	Payment
	$	$	$
Less than one year	12,380	529	12,909
Between one and two years	9,686	319	10,005
Between two and five years	7,843	219	8,062
Total minimum finance lease payments	29,909	1,067	30,976

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    30

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

14.Other long-term liabilities

	As at September 30, 2018	As at September 30, 2017
	$	$
Deferred revenue	86,272	112,244
Deferred compensation plan liabilities (Note 16)	58,197	48,379
Deferred rent	47,325	39,554
Other	13,852	13,259
	205,646	213,436

15.     Income taxes

	Year ended September 30
	2018	2017
	$	$
Current income tax expense
Current income tax expense in respect of the current year	386,773	337,331
Current income tax expense relating to changes in tax laws	11,400	—
Adjustments recognized in the current year in relation to the income tax expense of prior years	(8,357)	(15,526)
Total current income tax expense	389,816	321,805
Deferred income tax expense
Deferred income tax expense relating to the origination and reversal of temporary differences	2,617	70,641
Deferred income tax expense relating to changes in tax rates	(42,437)	2,575
Adjustments recognized in the current year in relation to the deferred income tax expense of prior years	—	2,115
Recognition of previously unrecognized temporary differences	(1,418)	(14,434)
Total deferred income tax expense	(41,238)	60,897
Total income tax expense	348,578	382,702

The Company’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

	Year ended September 30
	2018	2017
	%	%
Company's statutory tax rate	26.7	26.8
Effect of foreign tax rate differences	(1.3)	1.3
Final determination from agreements with tax authorities and expirations of statutes of limitations	(0.8)	(0.9)
Non-deductible and tax exempt items	(0.2)	(0.3)
Recognition of previously unrecognized temporary differences	0.2	(1.0)
Minimum income tax charge	0.9	0.9
Changes in tax laws and rates	(2.1)	0.2
Effective income tax rate	23.4	27.0

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    31

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.Income taxes (continued)
The continuity schedule of deferred tax balances is as follows:

	As at September 30, 2017	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2018
	$	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	82,697	(1,619)	(2,795)	—	—	(106)	78,177
Tax benefits on losses carried forward	78,893	589	(18,141)	—	—	1,074	62,415
Accrued compensation	40,830	—	(4,770)	—	(1,959)	786	34,887
Retirement benefits obligations	34,162	—	(1,286)	(7,911)	—	453	25,418
Allowance for doubtful accounts	323	—	(562)	—	—	(21)	(260)
PP&E, contract costs, intangible assets and other long-term assets	(134,083)	(8,216)	39,646	—	—	(3,554)	(106,207)
Work in progress	(80,898)	—	23,253	—	—	(1,497)	(59,142)
Goodwill	(60,668)	—	8,055	—	—	(1,278)	(53,891)
Refundable tax credits on salaries	(29,785)	—	3,283	—	—	—	(26,502)
Cash flow hedges	(2,355)	—	(39)	14,618	—	174	12,398
Other	3,971	—	(5,406)	675	—	122	(638)
Deferred taxes, net	(66,913)	(9,246)	41,238	7,382	(1,959)	(3,847)	(33,345)

	As at September 30, 2016	Additions from business acquisitions	Recognized in earnings	Recognized in other comprehensive income	Recognized in equity	Foreign currency translation adjustment and other	As at September 30, 2017
	$	$	$	$	$	$	$
Accounts payable, accrued liabilities and other long-term liabilities	81,092	—	4,339	—	—	(2,734)	82,697
Tax benefits on losses carried forward	134,725	990	(54,545)	—	—	(2,277)	78,893
Accrued compensation	41,780	—	5,274	—	(4,876)	(1,348)	40,830
Retirement benefits obligations	41,265	—	(2,876)	(3,822)	—	(405)	34,162
Allowance for doubtful accounts	598	—	(275)	—	—	—	323
PP&E, contract costs, intangible assets and other long-term assets	(136,663)	(4,116)	4,217	—	—	2,479	(134,083)
Work in progress	(79,550)	—	(4,836)	—	—	3,488	(80,898)
Goodwill	(56,050)	—	(7,117)	—	—	2,499	(60,668)
Refundable tax credits on salaries	(22,216)	—	(7,569)	—	—	—	(29,785)
Cash flow hedges	(9,035)	—	140	6,277	—	263	(2,355)
Other	373	—	2,351	1,629	—	(382)	3,971
Deferred taxes, net	(3,681)	(3,126)	(60,897)	4,084	(4,876)	1,583	(66,913)

The deferred tax balances are presented as follows in the consolidated balance sheets:

	As at September 30, 2018	As at September 30, 2017
	$	$
Deferred tax assets	139,664	146,602
Deferred tax liabilities	(173,009)	(213,515)
	(33,345)	(66,913)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    32

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

15.Income taxes (continued)
On December 22, 2017, the U.S. government enacted a tax reform which includes several measures such as a reduction of corporate tax rate from 35% to 21%, effective on January 1, 2018, and a one-time repatriation tax on earnings held by foreign subsidiaries. In addition to the U.S. tax reform, the government of France enacted a temporary corporate surtax for the current year and a tax rate reduction was enacted by the government of Belgium. As such, during the year ended September 30, 2018, the Company recorded a net income tax recovery of $34,100,000 resulting from the re-evaluation of its deferred tax assets and liabilities of $45,500,000 partially offset by an income tax expense of $11,400,000 in relation to the U.S. repatriation tax.
As at September 30, 2018, the Company had $387,684,000 ($454,027,000 as at September 30, 2017) in operating tax losses carried forward, of which $53,382,000 ($41,205,000 as at September 30, 2017) expire at various dates up to 2038 and $334,302,000 ($412,822,000 as at September 30, 2017) have no expiry dates. The Company recognized a deferred tax asset of $80,135,000 ($95,491,000 as at September 30, 2017) on the losses carried forward and recognized a valuation allowance of $22,091,000 ($21,218,000 as at September 30, 2017). The resulting net deferred tax asset of $58,044,000 ($74,273,000 as at September 30, 2017) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $97,440,000 ($89,954,000 as at September 30, 2017).
As at September 30, 2018, the Company had $497,277,000 ($658,734,000 as at September 30, 2017) in non-operating tax losses carried forward that have no expiry dates. The Company recognized a deferred tax asset of $87,801,000 ($110,862,000 as at September 30, 2017) on the losses carried forward and recognized a valuation allowance of $83,430,000 ($106,242,000 as at September 30, 2017). The resulting net deferred tax asset of $4,371,000 ($4,620,000 as at September 30, 2017) is the amount that is more likely than not to be realized, based on deferred tax liabilities reversal and future taxable profits. The unrecognized losses amounted to $479,031,000 ($640,246,000 as at September 30, 2017).
As at September 30, 2018, the Company had $142,414,000 ($126,389,000 as at September 30, 2017) of cash and cash equivalents held by foreign subsidiaries. The tax implications of the repatriation of cash and cash equivalents not considered indefinitely reinvested have been accounted for and will not materially affect the Company’s liquidity. In addition, the Company has not recorded deferred tax liabilities on undistributed earnings of $3,605,464,000 ($2,779,924,000 as at September 30, 2017) coming from its foreign subsidiaries as they are considered indefinitely reinvested. Upon distribution of these earnings in the form of dividends or otherwise, the Company may be subject to taxation.

16.Employee benefits
The Company operates various post-employment plans, including defined benefit and defined contribution pension plans as well as other benefit plans for its employees.
DEFINED BENEFIT PLANS
The Company operates defined benefit pension plans primarily for the benefit of employees in the U.K., Germany and France, with smaller plans in other countries. The benefits are based on pensionable salary and years of service. The U.K. and Germany plans are funded with assets held in separate funds. The France plan is unfunded.
The defined benefit plans expose the Company to interest risk, inflation risk, longevity risk, currency risk and market investment risk.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    33

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The following description focuses mainly on plans registered in the U.K., Germany and France:
U.K.
In the U.K., the Company has three defined benefit pension plans, the CMG U.K. Pension Scheme, the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan.
The CMG U.K. Pension Scheme is closed to new members and is closed to further accrual of rights for existing members. The Logica U.K. Pension & Life Assurance Scheme is still open but only for employees who come from the civil service with protected pensions. The Logica Defined Benefit Pension Plan was created to mirror the Electricity Supply Pension Scheme and was created for employees that worked for National Grid and Welsh Water with protected benefits.
Both the Logica U.K. Pension & Life Assurance Scheme and the Logica Defined Benefit Pension Plan are employer and employee based contribution plans.
The trustees are the custodians of the defined benefit pension plans and are responsible for the plan administration, including investment strategies. The trustees review periodically the investment and the asset allocation policies. As such, the CMG U.K. Pension Scheme policy is to target an allocation of 33% to return-seeking assets such as equities and 67% towards a mixture of assets such as bonds and liability-driven investments such as investment funds; the Logica U.K. Pension & Life Assurance Scheme policy is to invest 20% of the scheme assets in equities and 80% in bonds; and the Logica Defined Benefit Pension Plan policy is to invest 30% of the plan assets in equities and 70% in bonds.
The U.K. Pensions Act 2004 requires that full formal actuarial valuations are carried out at least every three years to determine the contributions that the Company should pay in order for the plan to meet its statutory objective, taking into account the assets already held. In the interim years, the trustees need to obtain estimated funding updates unless the scheme has less than 100 members in total.
The latest funding actuarial valuations of the three defined benefit pension plans described above are being performed as at September 2018 and the results are expected to be available by the end of the 2019 calendar year. In the meantime, in line with the last funding actuarial valuations, the Company continues to contribute to the CMG U.K. Pension Scheme and to the Logica Defined Benefit Pension plan with quarterly payments of $3,867,000 and monthly payments of $155,000 respectively to ensure that their funding objectives are met and quarterly payments of $304,000 and monthly payments of $10,000 respectively to cover administration expenses.
Germany
In Germany, the Company has numerous defined benefit pension plans which are all closed to new members. In the majority of the plans, upon retirement of employees, the benefits are in the form of a monthly pension and in a few plans, the employees receive an indemnity in the form of a lump-sum payment. About one third of the plans are bound by the former Works Council agreements. There are no mandatory funding requirements. The plans are funded by the contributions made by the Company. In some plans, insurance policies are taken out to fund retirement benefit plans. These do not qualify as plan assets and are presented as reimbursement rights, unless they are part of a reinsured support fund or are pledged to the employees.
France
In France, the retirement indemnities are provided in accordance with the Labour Code. Upon retirement, employees receive an indemnity, depending on the salary and seniority in the Company, in the form of a lump-sum payment.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    34

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The following tables present amounts for post-employment benefits plans included in the consolidated balance sheets:

As at September 30, 2018	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(760,244)	(89,959)	(55,276)	(58,594)	(964,073)
Fair value of plan assets	787,550	13,250	—	21,421	822,221
	27,306	(76,709)	(55,276)	(37,173)	(141,852)
Fair value of reimbursement rights	—	23,170	—	1,482	24,652
Net asset (liability) recognized in the balance sheet	27,306	(53,539)	(55,276)	(35,691)	(117,200)
Presented as:
Other long-term assets (Note 9)
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	23,170	—	1,482	24,652
Retirement benefits assets	27,306	—	—	176	27,482
Retirement benefits obligations	—	(76,709)	(55,276)	(37,349)	(169,334)
	27,306	(53,539)	(55,276)	(35,691)	(117,200)

As at September 30, 2017	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Defined benefit obligations	(792,216)	(87,995)	(52,546)	(58,933)	(991,690)
Fair value of plan assets	763,859	12,088	—	25,074	801,021
	(28,357)	(75,907)	(52,546)	(33,859)	(190,669)
Fair value of reimbursement rights	—	22,863	—	1,082	23,945
Net liability recognized in the balance sheet	(28,357)	(53,044)	(52,546)	(32,777)	(166,724)
Presented as:
Other long-term assets (Note 9)
Insurance contracts held to fund defined benefit pension and life assurance arrangements - reimbursement rights	—	22,863	—	1,082	23,945
Retirement benefits assets	11,316	—	—	307	11,623
Retirement benefits obligations	(39,673)	(75,907)	(52,546)	(34,166)	(202,292)
	(28,357)	(53,044)	(52,546)	(32,777)	(166,724)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    35

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2017	792,216	87,995	52,546	58,933	991,690
Current service cost	1,383	741	4,536	5,081	11,741
Interest cost	21,492	1,557	950	2,983	26,982
Past service cost	—	—	—	2,166	2,166
Actuarial (gains) losses due to change in financial assumptions[1]	(28,091)	242	328	(3,977)	(31,498)
Actuarial gains due to change in demographic assumptions[1]	(3,853)	—	(4,637)	(357)	(8,847)
Actuarial losses due to experience[1]	3,116	541	1,206	3,504	8,367
Plan participant contributions	192	—	—	—	192
Benefits paid from the plan	(31,907)	(171)	—	(5,267)	(37,345)
Benefits paid directly by employer	—	(2,611)	(507)	(834)	(3,952)
Foreign currency translation adjustment[1]	5,696	1,665	854	(3,638)	4,577
As at September 30, 2018	760,244	89,959	55,276	58,594	964,073
Defined benefit obligations of unfunded plans	—	—	55,276	32,749	88,025
Defined benefit obligations of funded plans	760,244	89,959	—	25,845	876,048
As at September 30, 2018	760,244	89,959	55,276	58,594	964,073

Defined benefit obligations	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2016	814,156	97,392	58,565	60,041	1,030,154
Obligations extinguished on settlements	—	—	—	(1,029)	(1,029)
Current service cost	1,552	878	4,906	4,735	12,071
Interest cost	18,147	982	599	2,778	22,506
Actuarial gains due to change in financial assumptions[1]	(22,195)	(9,055)	(8,625)	(1,884)	(41,759)
Actuarial gains due to change in demographic assumptions[1]	(12,043)	—	(2,395)	(626)	(15,064)
Actuarial losses (gains) due to experience[1]	25,041	422	(209)	339	25,593
Plan participant contributions	113	—	—	—	113
Benefits paid from the plan	(18,065)	(1,033)	—	(3,377)	(22,475)
Benefits paid directly by employer	—	(1,634)	(305)	(708)	(2,647)
Foreign currency translation adjustment[1]	(14,490)	43	10	(1,336)	(15,773)
As at September 30, 2017	792,216	87,995	52,546	58,933	991,690
Defined benefit obligations of unfunded plans	—	—	52,546	33,353	85,899
Defined benefit obligations of funded plans	792,216	87,995	—	25,580	905,791
As at September 30, 2017	792,216	87,995	52,546	58,933	991,690

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    36

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2017	763,859	34,951	—	26,156	824,966
Interest income on plan assets	20,915	626	—	1,824	23,365
Employer contributions	20,152	2,283	507	1,145	24,087
Return on assets excluding interest income[1]	12,981	226	—	1,826	15,033
Plan participants contributions	192	—	—	—	192
Benefits paid from the plan	(31,907)	(171)	—	(5,267)	(37,345)
Benefits paid directly by employer	—	(2,611)	(507)	(834)	(3,952)
Administration expenses paid from the plan	(1,964)	—	—	(173)	(2,137)
Foreign currency translation adjustment[1]	3,322	1,116	—	(1,774)	2,664
As at September 30, 2018	787,550	36,420	—	22,903	846,873
Plan assets	787,550	13,250	—	21,421	822,221
Reimbursement rights	—	23,170	—	1,482	24,652
As at September 30, 2018	787,550	36,420	—	22,903	846,873

Plan assets and reimbursement rights	U.K.	Germany	France	Other	Total
	$	$	$	$	$
As at September 30, 2016	792,665	35,672	—	18,741	847,078
Assets distributed on settlements	—	—	—	(449)	(449)
Interest income on plan assets	17,628	364	—	1,157	19,149
Employer contributions	17,651	1,411	305	11,482	30,849
Return on assets excluding interest income[1]	(29,635)	380	—	532	(28,723)
Plan participants contributions	113	—	—	—	113
Benefits paid from the plan	(18,065)	(1,033)	—	(3,377)	(22,475)
Benefits paid directly by employer	—	(1,634)	(305)	(708)	(2,647)
Administration expenses paid from the plan	(2,108)	—	—	(113)	(2,221)
Foreign currency translation adjustment[1]	(14,390)	(209)	—	(1,109)	(15,708)
As at September 30, 2017	763,859	34,951	—	26,156	824,966
Plan assets	763,859	12,088	—	25,074	801,021
Reimbursement rights	—	22,863	—	1,082	23,945
As at September 30, 2017	763,859	34,951	—	26,156	824,966

[1]	Amounts recognized in other comprehensive income.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    37

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The plan assets at the end of the years consist of:

As at September 30, 2018	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	339,915	—	—	—	339,915
Quoted bonds	198,541	—	—	79	198,620
Property	34,399	—	—	—	34,399
Cash	17,178	—	—	107	17,285
Other[1]	197,517	13,250	—	21,235	232,002
	787,550	13,250	—	21,421	822,221

As at September 30, 2017	U.K.	Germany	France	Other	Total
	$	$	$	$	$
Quoted equities	233,871	—	—	—	233,871
Quoted bonds	183,729	—	—	123	183,852
Property	32,353	—	—	—	32,353
Cash	75,044	—	—	51	75,095
Other[1]	238,862	12,088	—	24,900	275,850
	763,859	12,088	—	25,074	801,021

[1]	Other is mainly composed of various insurance policies and quoted investment funds to cover some of the defined benefit obligations.

Plan assets do not include any shares of the Company, property occupied by the Company or any other assets used by the Company.
The following table summarizes the expense1 recognized in the consolidated statements of earnings:

	Year ended September 30
	2018	2017
	$	$
Current service cost	11,741	12,071
Settlement gain	—	(580)
Past service cost	2,166	—
Net interest on net defined benefit obligations or assets	3,617	3,357
Administration expenses	2,137	2,221
	19,661	17,069

[1]
The expense was presented as costs of services, selling and administrative for an amount of $13,907,000 and as net finance costs for an amount of $5,754,000 (Note 25) ($11,491,000 and $5,578,000, respectively for the year ended September 30, 2017).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    38

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
Actuarial assumptions
The following are the principal actuarial assumptions (expressed as weighted averages). The assumed discount rates, future salary and pension increases, inflation rates and mortality all have a significant effect on the accounting valuation.

As at September 30, 2018	U.K.	Germany	France	Other
	%	%	%	%
Discount rate	2.83	1.73	1.73	4.76
Future salary increases	3.40	2.50	3.29	1.30
Future pension increases	3.32	1.50	—	—
Inflation rate	3.40	2.00	2.00	2.78

As at September 30, 2017	U.K.	Germany	France	Other
	%	%	%	%
Discount rate	2.69	1.75	1.75	4.50
Future salary increases	3.48	2.50	2.86	1.96
Future pension increases	3.38	1.50	—	—
Inflation rate	3.48	2.00	2.00	2.85

The average longevity over 65 of a member presently at age 45 and 65 are as follows:

As at September 30, 2018	U.K.	Germany
	(in years)
Longevity at age 65 for current members
Males	21.9	20.0
Females	23.8	24.0
Longevity at age 45 for current members
Males	23.3	22.0
Females	25.4	26.0

As at September 30, 2017	U.K.	Germany
	(in years)
Longevity at age 65 for current members
Males	22.1	20.0
Females	23.9	24.0
Longevity at age 45 for current members
Males	23.5	22.0
Females	25.4	26.0

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    39

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
Actuarial assumptions (continued)
Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each country. Mortality assumptions for the most significant countries are based on the following post-retirement mortality tables for the year ended September 30, 2018: (1) U.K.: 100% S2PxA (year of birth) plus CMI_2017 projections with 1.25% p.a. minimum long term improvement rate, (2) Germany: Heubeck RT2005G and (3) France: INSEE TVTD 2011-2013.
The following tables show the sensitivity of the defined benefit obligations to changes in the principal actuarial assumptions:

As at September 30, 2018	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(32,877)	(2,870)	(1,998)
Decrease of 0.25% in the discount rate	34,433	3,024	2,098
Salary increase of 0.25%	478	53	2,130
Salary decrease of 0.25%	(472)	(51)	(2,037)
Pension increase of 0.25%	16,567	1,330	—
Pension decrease of 0.25%	(16,157)	(1,276)	—
Increase of 0.25% in inflation rate	26,313	1,330	2,130
Decrease of 0.25% in inflation rate	(24,808)	(1,276)	(2,037)
Increase of one year in life expectancy	18,676	2,501	377
Decrease of one year in life expectancy	(18,590)	(2,237)	(400)

As at September 30, 2017	U.K.	Germany	France
	$	$	$
Increase of 0.25% in the discount rate	(34,430)	(2,922)	(2,065)
Decrease of 0.25% in the discount rate	36,668	3,081	2,174
Salary increase of 0.25%	582	56	2,208
Salary decrease of 0.25%	(575)	(55)	(2,105)
Pension increase of 0.25%	17,169	1,338	—
Pension decrease of 0.25%	(16,347)	(1,282)	—
Increase of 0.25% in inflation rate	27,484	1,338	2,208
Decrease of 0.25% in inflation rate	(26,022)	(1,282)	(2,105)
Increase of one year in life expectancy	22,051	2,442	378
Decrease of one year in life expectancy	(21,965)	(2,186)	(407)
The sensitivity analysis above has been based on a method that extrapolates the impact on the defined benefit obligations as a result of reasonable changes in key assumptions occurring at the end of the year.
The weighted average duration of the defined benefit obligations are as follows:

	Year ended September 30
	2018	2017
	(in years)
U.K.	18	19
Germany	14	14
France	15	16
Other	11	11

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    40

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

16.Employee benefits (continued)
DEFINED BENEFIT PLANS (CONTINUED)
The Company expects to contribute $24,243,000 to defined benefit plans during the next year, of which $20,151,000 relates to the U.K. plans, and $4,092,000 relates to the other plans. The contributions will include funding payments and new benefit accruals.
DEFINED CONTRIBUTION PLANS
The Company also operates defined contribution pension plans. In some countries, contributions are made into the state pension plans. The pension cost for defined contribution plans amounted to $233,376,000 in 2018 ($234,122,000 in 2017).
In addition, in Sweden, the Company contributes to a multi-employer plan, Alecta SE (Alecta) pension plan, which is a defined benefit pension plan. This pension plan is classified as a defined contribution plan as sufficient information is not available to use defined benefit accounting. Alecta lacks the possibility of establishing an exact distribution of assets and provisions to the respective employers. The Company’s proportion of the total contributions to the plan is 0.81% and the Company’s proportion of the total number of active members in the plan is 0.53%.
Alecta uses a collective funding ratio to determine the surplus or deficit in the pension plan. Any surplus or deficit in the plan will affect the amount of future contributions payable. The collective funding is the difference between Alecta’s assets and the commitments to the policy holders and insured individuals. The collective solvency is normally allowed to vary between 125% and 175%. As at September 30, 2018, Alecta collective funding ratio was 159% (158% in 2017). The plan expense was $36,645,000 in 2018 ($34,208,000 in 2017). The Company expects to contribute $28,575,000 to the plan during the next year.
OTHER BENEFIT PLANS
The Company maintains deferred compensation plans covering some of its U.S. and German management. Some of the plans include assets that will be used to fund the liabilities. As at September 30, 2018, the deferred compensation liability totaled $58,197,000 ($48,379,000 as at September 30, 2017) (Note 14) and the deferred compensation assets totaled $56,900,000 ($46,906,000 as at September 30, 2017) (Note 10).
For the deferred compensation plan in the U.S., a trust was established so that the plan assets could be segregated; however, the assets are subject to the Company’s general creditors in the case of bankruptcy. The assets composed of investments vary with employees’ contributions and changes in the value of the investments. The change in liabilities associated with the plan is equal to the change of the assets. The assets in the trust and the associated liabilities totaled $56,642,000 as at September 30, 2018 ($46,480,000 as at September 30, 2017).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    41

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

17.    Accumulated other comprehensive income

	As at September 30, 2018	As at September 30, 2017
	$	$
Items that will be reclassified subsequently to net earnings:
Net unrealized gains on translating financial statements of foreign operations, net of accumulated income tax expense of $72,054 as at September 30, 2018 ($65,850 as at September 30, 2017)	759,015	695,591
Net losses on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations, net of accumulated income tax recovery of $73,502 as at September 30, 2018 ($69,296 as at September 30, 2017)	(479,400)	(453,690)
Net unrealized (losses) gains on cash flow hedges, net of accumulated income tax recovery of $12,286 as at September 30, 2018 (net of accumulated tax expense of $2,332 as at September 30, 2017)	(26,786)	1,670
Net unrealized losses on available-for-sale investments, net of accumulated income tax recovery of $734 as at September 30, 2018 ($178 as at September 30, 2017)	(2,616)	(562)
Items that will not be reclassified subsequently to net earnings:
Net remeasurement losses on defined benefit plans, net of accumulated income tax recovery of $13,021 as at September 30, 2018 ($20,933 as at September 30, 2017)	(48,617)	(83,618)
	201,596	159,391
For the year ended September 30, 2018, $145,000 of the net unrealized gains previously recognized in other comprehensive income, net of income tax expense of $694,000, were reclassified to net earnings for derivative financial instruments designated as cash flow hedges ($15,425,000 of the net unrealized gains net of income tax expense of $9,534,000 for the year ended September 30, 2017).

18.Capital stock
The Company's authorized share capital is comprised of an unlimited number, all without par value, of:

–
First preferred shares, issuable in series, carrying one vote per share, each series ranking equal with other series, but prior to second preferred shares, Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–
Second preferred shares, issuable in series, non-voting, each series ranking equal with other series, but prior to Class A subordinate voting shares and Class B multiple voting shares with respect to the payment of dividends;

–
Class A subordinate voting shares, carrying one vote per share, participating equally with Class B multiple voting shares with respect to the payment of dividends and convertible into Class B multiple voting shares under certain conditions in the event of certain takeover bids on Class B multiple voting shares; and

–
Class B multiple voting shares, carrying ten votes per share, participating equally with Class A subordinate voting shares with respect to the payment of dividends and convertible at any time at the option of the holder into Class A subordinate voting shares.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    42

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

18.    Capital stock (continued)
For the fiscal years 2018 and 2017, the number of issued and outstanding Class A subordinate voting shares and Class B multiple voting shares varied as follows:

	Class A subordinate voting shares		Class B multiple voting shares			Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
As at September 30, 2016	271,956,913	2,148,898	32,852,748	45,833	304,809,661	2,194,731
Issued upon exercise of stock options[1]	2,079,150	60,943	—	—	2,079,150	60,943
PSUs exercised[2]	—	23,666	—	—	—	23,666
Purchased and cancelled[3]	(19,929,268)	(227,060)	—	—	(19,929,268)	(227,060)
Shares held in trust resold[4]	—	2,445	—	—	—	2,445
As at September 30, 2017	254,106,795	2,008,892	32,852,748	45,833	286,959,543	2,054,725
Issued upon exercise of stock options[1]	2,737,156	94,552	—	—	2,737,156	94,552
PSUs exercised[2]	—	7,439	—	—	—	7,439
Purchased and cancelled[3]	(10,325,879)	(113,437)	—	—	(10,325,879)	(113,437)
Purchased and not cancelled[3]	—	(402)	—	—	—	(402)
Purchased and held in trusts[4]	—	(24,789)	—	—	—	(24,789)
Shares held in trusts resold[4]	—	504	—	—	—	504
Conversion of shares[5]	3,907,042	5,451	(3,907,042)	(5,451)	—	—
As at September 30, 2018	250,425,114	1,978,210	28,945,706	40,382	279,370,820	2,018,592

[1]
The carrying value of Class A subordinate voting shares includes $17,340,000 ($11,169,000 for the year ended September 30, 2017), which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the year.

[2]
During the year ended September 30, 2018, 172,068 PSUs were exercised (659,640 during the year ended September 30, 2017) with a recorded value of $7,439,000 ($23,666,000 during the year ended September 30, 2017) that was removed from contributed surplus. As at September 30, 2018, 661,179 Class A subordinate voting shares were held in trusts under the PSU plans (468,668 as at September 30, 2017).

[3]
On January 31, 2018, the Company’s Board of Directors authorized and subsequently received the regulatory approval for the renewal of the Normal Course Issuer Bid (NCIB) for the purchase for cancellation of up to 20,595,539 Class A subordinate voting shares on the open market through the TSX, the New York Stock Exchange (NYSE) and/or alternative trading systems or otherwise pursuant to exemption orders issued by securities regulators. The Class A subordinate voting shares are available for purchase for cancellation commencing February 6, 2018, until no later than February 5, 2019, or on such earlier date when the Company has either acquired the maximum number or elects to terminate the bid.

During the year ended September 30, 2018, the Company purchased for cancellation 3,510,700 Class A subordinate voting shares (15,074,900 during the year ended September 30, 2017) under the current NCIB for a cash consideration of $293,671,000 ($946,664,000 during the year ended September 30, 2017) and the excess of the purchase price over the carrying value in the amount of $265,563,000 ($823,450,000 during the year ended September 30, 2017) was charged to retained earnings. Of the purchased Class A subordinate voting shares, 50,000 Class A subordinate voting shares with a carrying value of $402,000 and a purchase value of $4,180,000 were held by the Company and were paid and cancelled subsequent to September 30, 2018.
During the year ended September 30, 2018, the Company also purchased for cancellation 3,634,729 Class A subordinate voting shares (4,854,368 during the year ended September 30, 2017) from the Caisse de dépôt et placement du Québec for a cash consideration of $272,842,000 ($300,000,000 during the year ended September 30, 2017). The excess of the purchase price over the carrying value in the amount of $195,062,000 ($196,154,000 during the year ended September 30, 2017) was charged to retained earnings. The purchase is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.
In addition, on February 26, 2018, the Company entered into a private agreement with a related party, the Founder and Executive Chairman of the Board of the Company, to purchase for cancellation 3,230,450 Class A subordinate voting shares for a cash consideration of $231,443,000 excluding transaction costs of $300,000. The excess of the purchase price over the carrying value in the amount of $223,792,000 was charged to retained earnings. The transaction was recommended by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the terms of the transaction. A favourable decision was obtained from the Quebec securities regulator to exempt the Company from the issuer bid requirements. The purchase is considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

[4]
During the year ended September 30, 2018, the trustees, in accordance with the terms of the PSU plans and Trust Agreements, purchased 372,290 Class A subordinate voting shares of the Company on the open market for a cash consideration of $24,789,000. During the year ended September 30, 2018, the trustees resold 7,711 Class A subordinate voting shares that were held in trusts on the open market in accordance with the terms of the PSU plans (64,000 during the year ended September 30, 2017). The excess of proceeds over the carrying value of the Class A subordinate voting shares, in the amount of $24,000 ($1,601,000 during the year ended September 30, 2017), resulted in an increase of contributed surplus.

[5]
On February 26, 2018, the Founder and Executive Chairman of the Board of the Company converted a total of 3,031,383 Class B multiple voting shares into 3,031,383 Class A subordinate voting shares. In addition, on May 9, 2018, the Founder and Advisor to the Executive Chairman of the Board of the Company, also a related party of the Company, converted a total of 875,659 Class B multiple voting shares into 875,659 Class A subordinate voting shares.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    43

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.Share-based payments

a)	Stock options
Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate voting shares to certain employees, officers and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate voting shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of performance objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death. As at September 30, 2018, 27,823,966 Class A subordinate voting shares were reserved for issuance under the stock option plan.
The following table presents information concerning the outstanding stock options granted by the Company:

		2018		2017
	Number of options	Weighted average exercise price per share	Number of options	Weighted average exercise price per share
		$		$
Outstanding, beginning of year	15,237,883	44.70	16,623,619	39.40
Granted	1,944,829	83.94	2,961,866	63.22
Exercised	(2,737,156)	28.19	(2,079,150)	23.94
Forfeited	(1,610,969)	61.93	(2,267,952)	49.12
Expired	(3,761)	28.13	(500)	7.72
Outstanding, end of year	12,830,826	52.01	15,237,883	44.70
Exercisable, end of year	5,695,951	34.11	7,527,054	28.77
The weighted average share price at the date of exercise for stock options exercised in 2018 was $74.01 ($64.49 in 2017).
The following table summarizes information about the outstanding stock options granted by the Company as at September 30, 2018:

		Options outstanding		Options exercisable
Range of exercise price	Number of options	Weighted average remaining contractual life	Weighted average exercise price	Number of options	Weighted average exercise price
$		(in years)	$		$
9.31 to 13.26	339,976	1.01	12.56	339,976	12.56
14.48 to 15.96	486,850	1.99	15.47	486,850	15.47
19.28 to 21.31	259,879	3.00	19.75	259,879	19.75
23.65 to 30.79	1,455,678	4.21	23.88	1,455,678	23.88
34.68 to 38.79	1,366,457	5.36	37.24	1,268,377	37.20
39.47 to 47.36	792,932	6.13	39.69	562,583	39.72
47.81 to 56.69	1,417,422	6.99	48.48	713,048	48.50
57.21 to 63.72	4,776,343	8.53	63.21	609,560	63.16
67.04 to 85.62	1,935,289	9.91	84.02	—	—
	12,830,826	7.03	52.01	5,695,951	34.11

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    44

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.Share-based payments (continued)

a)	Stock options (continued)
The weighted fair value of stock options granted in the year and the weighted average assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	Year ended September 30
	2018	2017
Grant date fair value ($)	16.45	13.03
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	19.80	22.52
Risk-free interest rate (%)	2.21	1.66
Expected life (years)	4.00	4.00
Exercise price ($)	83.94	63.22
Share price ($)	83.94	63.22

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock options.

b)	Performance share units
The Company operates two PSU plans with similar terms and conditions. Under both plans, the Board of Directors may grant PSUs to senior executives and other key employees (participants) which entitle them to receive one Class A subordinate voting share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on the business day preceding December 31 of the third calendar year following the end of the fiscal year during which the PSU award was made, except in the event of retirement, termination of employment or death. Conditionally upon achievement of performance objectives, granted PSUs under the first plan vest annually over a period of four years from the date of the grant and granted PSUs under the second plan vest at the end of the four-year period.
Class A subordinate voting shares purchased in connection with the PSU plans are held in trusts for the benefit of the participants. The trusts, considered as structured entities, are consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 18).
The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2016	1,192,308
Granted[1]	221,000
Exercised (Note 18)	(659,640)
Forfeited	(285,000)
Outstanding as at September 30, 2017	468,668
Granted[1]	403,321
Exercised (Note 18)	(172,068)
Forfeited	(41,189)
Outstanding as at September 30, 2018	658,732

[1]	The PSUs granted in 2018 had a grant date fair value of $64.75 per unit ($62.49 in 2017).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    45

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

19.Share-based payments (continued)

c)	Share purchase plan
Under the share purchase plan, the Company contributes an amount equal to a percentage of the employee's basic contribution, up to a maximum of 3.50%. An employee may make additional contributions in excess of the basic contribution. However, the Company does not match contributions in the case of such additional contributions. The employee and Company's contributions are remitted to an independent plan administrator who purchases Class A subordinate voting shares on the open market on behalf of the employee through either the TSX or NYSE.

d)	Deferred share unit plan
External members of the Board of Directors (participants) are entitled to receive part or their entire retainer fee in DSUs. DSUs are granted with immediate vesting and must be exercised no later than December 15 of the calendar year immediately following the calendar year during which the participant ceases to act as a director. Each DSU entitles the holder to receive a cash payment equal to the closing price of Class A subordinate voting shares on the TSX on the payment date. As at September 30, 2018, the number of outstanding DSUs was 140,886 (136,246 DSUs as at September 30, 2017).

e)	Share-based payment costs
The share-based payment expense recorded in costs of services, selling and administrative is as follows:

	Year ended September 30
	2018	2017
	$	$
Stock options	25,822	25,133
PSUs	12,635	9,310
Share purchase plan	106,770	97,729
DSUs	2,918	2,075
	148,145	134,247

20.Earnings per share
The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2018			2017
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	1,141,402	283,878,426	4.02	1,035,195	297,516,970	3.48
Net effect of dilutive stock options and PSUs[2]		4,980,154			5,776,515
	1,141,402	288,858,580	3.95	1,035,195	303,293,485	3.41

[1]
During the year ended September 30, 2018, 10,375,879 Class A subordinate voting shares purchased and 661,179 Class A subordinate voting shares held in trust were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction (19,929,268 and 468,668, respectively during the year ended September 30, 2017).

[2]	The calculation of the diluted earnings per share excluded 1,935,289 stock options for the year ended September 30, 2018 (6,419,566 for the year ended September 30, 2017), as they were anti-dilutive.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    46

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

21.Construction contracts in progress
Revenue from systems integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service period. The Company primarily uses labour costs or labour hours to measure the progress towards completion. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
The status of the Company’s construction contracts still in progress at the end of the reporting period was as follows:

	As at September 30, 2018	As at September 30, 2017
	$	$
Recognized as:
Revenue in the respective year	1,561,526	1,527,904
Recognized as:
Amounts due from customers under construction contracts[1]	310,924	278,792
Amounts due to customers under construction contracts	(56,422)	(56,068)

[1]	As at September 30, 2018, retentions held by customers for contract work in progress amounted to $11,541,000 ($11,971,000 as at September 30, 2017).

22.Costs of services, selling and administrative

	Year ended September 30
	2018	2017
	$	$
Salaries and other member costs[1]	6,846,585	6,412,607
Professional fees and other contracted labour	1,369,420	1,273,944
Hardware, software and data center related costs	829,655	843,400
Property costs	307,496	320,755
Amortization and depreciation (Note 23)	383,834	366,377
Other operating expenses	64,801	40,576
	9,801,791	9,257,659

[1]	Net of R&D and other tax credits of $182,493,000 in 2018 ($182,951,000 in 2017).

23.Amortization and depreciation

	Year ended September 30
	2018	2017
	$	$
Depreciation of PP&E1 (Note 6)	156,587	152,854
Amortization of intangible assets (Note 8)	156,926	157,033
Amortization of contract costs related to transition costs	70,321	56,490
Included in costs of services, selling and administrative (Note 22)	383,834	366,377
Amortization of contract costs related to incentives (presented as a reduction of revenue)	3,591	2,336
Amortization of deferred financing fees (presented in finance costs)	721	1,090
Amortization of premiums and discounts on investments related to funds held for clients (presented net as a reduction of revenue)	1,339	1,494
Impairment of PP&E (presented in restructuring costs) (Notes 6 and 24)	1,924	5,907
Impairment of intangible assets (presented in restructuring costs) (Notes 8 and 24)	1,266	—
	392,675	377,204

[1]	Depreciation of PP&E acquired under finance leases was $7,841,000 in 2018 ($11,623,000 in 2017).

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    47

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

24.    Restructuring costs
During the prior fiscal year, the Company announced a restructuring program to improve profitability by addressing the underutilization of the Company’s resources due to the accelerating shift in client demand.
The Company completed this restructuring program for a total cost of $189,015,000, of which $100,387,000 was expensed during the year ended September 30, 2018 ($88,628,000 during the year ended September 30, 2017). This amount includes restructuring costs for termination of employment of $94,248,000 accounted for in restructuring provisions ($67,426,000 during the year ended September 30, 2017), for leases of vacated premises of $2,949,000 accounted for in onerous lease provisions ($14,550,000 during the year ended September 30, 2017), impairment of PP&E of $1,924,000 (Notes 6 and 23) ($5,907,000 during the year ended September 30, 2017), impairment of intangible assets of $1,266,000 (Notes 8 and 23) (nil during the year ended September 30, 2017), as well as other restructuring costs of nil ($745,000 during the year ended September 30, 2017). Since inception, the Company paid a total of $131,755,000 related to this restructuring program, of which $119,885,000 were paid during the year ended September 30, 2018 ($11,870,000 during the year ended September 30, 2017).

25.    Net finance costs

	Year ended September 30
	2018	2017
	$	$
Interest on long-term debt	62,875	62,022
Net interest costs on net defined benefit obligations or assets (Note 16)	5,754	5,578
Other finance costs	8,166	5,911
Finance costs	76,795	73,511
Finance income	(2,910)	(3,719)
	73,885	69,792

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    48

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.    Investments in subsidiaries
a)    Acquisitions
The Company made the following acquisitions during the year ended September 30, 2018:

–
On October 6, 2017 and October 26, 2017, the Company acquired 94.79% and an additional 1.88%, respectively of the outstanding shares of Affecto Plc (Affecto) and subsequently, acquired the remaining outstanding shares in the fiscal year 2018. Affecto is a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland;

–
On December 7, 2017, the Company acquired all outstanding shares of Paragon Solutions, Inc. (Paragon), a high-end commercial business consultancy with depth in health and life sciences and IT expertise in digital transformation and systems integration, headquartered in Cranford, New Jersey; and

–
On May 16, 2018, the Company acquired all outstanding shares of Facilité Informatique Canada Inc. (Facilité Informatique), an IT consulting services firm in high-demand digital services across a wide range of industries with a strong local presence in Montréal and Québec City, headquartered in Montréal, Québec.

The Company made the following acquisitions during the year ended September 30, 2017:

–
On November 3, 2016, the Company acquired all units of Collaborative Consulting, LLC, a high-end IT consulting company with specialized expertise in financial, life sciences and public sectors, headquartered in Boston, Massachusetts;

–
On April 19, 2017, the Company acquired all outstanding shares of Computer Technology Solutions, Inc., a high-end IT consulting company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Birmingham, Alabama;

–
On May 12, 2017, the Company acquired all outstanding shares of eCommerce Systems, Inc., a high-end consulting IT company focused on commercial markets, specialized in cloud, analytics and digital transformation, headquartered in Denver, Colorado; and

–
On August 22, 2017, the Company acquired all outstanding shares of Summa Technologies, Inc., a high-end IT consulting company with expertise in digital experience and agile software development, headquartered in Pittsburgh, Pennsylvania.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    49

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.    Investments in subsidiaries (continued)
a)    Acquisitions (continued)
The following table presents the purchase price allocations for the above acquisitions based on the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed:

	2018	2017
	$	$
Current assets	109,878	40,705
PP&E (Note 6)	2,614	5,488
Intangible assets	47,723	50,474
Goodwill[1]	209,992	238,322
Current liabilities	(89,179)	(29,953)
Deferred tax liabilities	(9,246)	(3,126)
Debt	(27,925)	(9,648)
	243,857	292,262
Cash acquired	22,642	14,814
Net assets acquired	266,499	307,076

Consideration paid	253,428	297,875
Consideration payable[2]	13,071	9,201
1 The goodwill arising from the acquisitions mainly represents the future economic value associated to acquired work force and synergies with the Company’s operations. As at September 30, 2018, $44,674,000 of the goodwill is included in the U.S. Commercial and State Government operating segment, $29,081,000 in the Canada operating segment and $136,237,000 in the Northern Europe operating segment (as at September 30, 2017, all of the goodwill was included in the U.S. Commercial and State Government operating segment). The goodwill is not deductible for tax purposes (as at September 30, 2017, $191,231,000 of the goodwill was deductible for tax purposes).
2 Mostly repayable through the fiscal year 2020 with no interest for acquisitions realized during the year ended September 30, 2018 (repayable in annual installments through the fiscal year 2021 and bearing interest at a rate of 2.04% for acquisitions realized during the year ended September 30, 2017).

The purchase price allocation for Facilité Informatique is preliminary and is expected to be completed as soon as management will have gathered all the significant information available and considered necessary in order to finalize this allocation. During the year ended September 30, 2018, the Company finalized the purchase price allocations for Affecto and Paragon with no significant adjustments. In addition, during the year ended September 30, 2018, the Company finalized the purchase price allocations for the acquisitions realized in the fiscal year 2017, with adjustments resulting mainly in a decrease of intangible assets of $968,000 and an increase of goodwill of $765,000.

During the year ended September 30, 2018, the Company paid an amount of $9,966,000 related to acquisitions realized in the fiscal year 2018 and an additional amount of $7,385,000 related to acquisitions realized in the fiscal year 2017.

These acquisitions were made to complement the Company's proximity model and further strengthen its global capabilities across several in-demand digital transformation areas.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    50

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

26.    Investments in subsidiaries (continued)
b)    Acquisition-related and integration costs
In connection with these acquisitions, the Company expensed $37,482,000 related to acquisition-related and integration costs during the year ended September 30, 2018 ($10,306,000 during the year ended September 30, 2017). This amount includes acquisition-related costs of $1,687,000 ($1,661,000 during the year ended September 30, 2017) and integration costs of $35,795,000 ($8,645,000 during the year ended September 30, 2017). The acquisition-related costs consist mainly of professional fees incurred for the acquisitions. The integration costs mainly include termination of employments of $17,630,000 accounted for in restructuring provisions ($5,207,000 during the year ended September 30, 2017), leases of vacated premises of $10,747,000 accounted for in onerous lease provisions ($1,382,000 during the year ended September 30, 2017), as well as other integration costs of $7,418,000 ($2,056,000 during the year ended September 30, 2017).
c)     Disposal
There was no significant disposal during the year ended September 30, 2018.

27.	Supplementary cash flow information
a) Net change in non-cash working capital items is as follows for the years ended September 30:

	2018	2017
	$	$
Accounts receivable	(106,072)	(164,452)
Work in progress	8,290	(8,056)
Prepaid expenses and other assets	10,927	16,403
Long-term financial assets	(11,448)	(13,338)
Accounts payable and accrued liabilities	107,889	(92,873)
Accrued compensation	(10,602)	44,837
Deferred revenue	(61,827)	(12,993)
Provisions	(31,831)	50,777
Long-term liabilities	13,866	8,612
Retirement benefits obligations	493	(12,395)
Derivative financial instruments	46	3,229
Income taxes	42,032	34,164
	(38,237)	(146,085)

b) Non-cash operating and investing activities related to operations are as follows for the years ended September 30:

	2018	2017
	$	$
Operating activities
Accounts receivable	(133)	(118)
Accounts payable and accrued liabilities	26,333	34,522
Provisions	1,516	1,571
	27,716	35,975
Investing activities
Purchase of PP&E	(17,600)	(16,365)
Additions to intangible assets	(19,441)	(23,236)
	(37,041)	(39,601)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    51

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

27.	Supplementary cash flow information (continued)
c) Changes arising from financing activities are as follows for the years ended September 30:

	2018		2017
	Long-term debt	Derivative financial instruments to hedge long-term debt	Long-term debt	Derivative financial instruments to hedge long-term debt
	$	$	$	$
Balance, beginning of year	1,862,003	58,844	1,910,975	14,520
Cash used in financing activities excluding equity
Net change in unsecured committed revolving credit facility	(5,205)	—	200,000	—
Increase of long-term debt	20,111	—	18,921	—
Repayment of long-term debt	(121,771)	—	(199,841)	—
Repayment of debt assumed in business acquisitions	(28,609)	—	(9,119)	—
Settlement of derivative financial instruments (Note 31)	—	(2,430)	—	—
Non-cash financing activities
Increase in obligations under finance leases	9,192	—	3,508	—
Additions through business acquisitions	27,925	—	17,879	—
Changes in foreign currency exchange rate	50,968	(13,197)	(69,486)	44,324
Other	(13,721)	—	(10,834)	—
Balance, end of year	1,800,893	43,217	1,862,003	58,844
d) Interest paid and received and income taxes paid are classified within operating activities and are as follows for the years ended September 30:

	2018	2017
	$	$
Interest paid	81,998	78,227
Interest received	1,536	3,680
Income taxes paid	261,952	244,227
e) Cash and cash equivalents consisted of unrestricted cash as at September 30, 2018 and 2017.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    52

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.    Segmented information
The following tables present information on the Company's operations based on its revised management structure. Segment results are based on the location from which the services are delivered - the geographic delivery model (Note 11). The Company has retrospectively revised the segmented information for the comparative period to conform to the new segmented information structure.

							Year ended September 30, 2018
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$

Segment revenue	1,800,460	1,687,035	1,715,486	1,674,388	1,458,741	1,290,581	1,272,558	607,576	11,506,825
Earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	196,823	367,843	236,207	284,181	198,140	191,514	97,627	129,399	1,701,734
Acquisition-related and integration costs (Note 26b)									(37,482)
Restructuring costs (Note 24)									(100,387)
Net finance costs (Note 25)									(73,885)
Earnings before income taxes									1,489,980
1 Total amortization and depreciation of $388,764,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K, ECS and Asia Pacific segments was $57,003,000, $66,996,000, $35,227,000, $73,198,000, $24,269,000, $76,830,000, $38,452,000 and $16,789,000, respectively for the year ended September 30, 2018.

							Year ended September 30, 2017
	Northern Europe	Canada	France	U.S. Commercial and State Government	U.S. Federal	U.K.	ECS	Asia Pacific	Total
	$	$	$	$	$	$	$	$	$

Segment revenue	1,607,942	1,605,500	1,559,869	1,554,877	1,473,478	1,286,700	1,164,350	592,350	10,845,066
Earnings before acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense[1]	182,775	343,856	193,075	290,333	205,441	152,185	96,195	122,763	1,586,623
Acquisition-related and integration costs (Note 26b)									(10,306)
Restructuring costs (Note 24)									(88,628)
Net finance costs (Note 25)									(69,792)
Earnings before income taxes									1,417,897
1 Total amortization and depreciation of $370,207,000 included in the Northern Europe, Canada, France, U.S. Commercial and State Government, U.S. Federal, U.K, ECS and Asia Pacific segments was $48,231,000, $62,050,000, $32,377,000, $67,998,000, $30,165,000, $69,506,000, $37,156,000 and $22,724,000, respectively for the year ended September 30, 2017.
The accounting policies of each operating segment are the same as those described in Note 3, Summary of significant accounting policies. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    53

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.    Segmented information (continued)
GEOGRAPHIC INFORMATION

The following table provides external revenue information based on the client’s location which is different from the revenue presented under operating segments, due to the intersegment revenue:

	2018	2017
	$	$
U.S.[1]	3,222,912	3,118,044

Northern Europe
Sweden	800,221	775,093
Finland	781,346	654,155
Others	309,625	258,821
	1,891,192	1,688,069

Canada	1,823,948	1,746,438

France
France	1,717,476	1,555,721
Others	40,962	38,445
	1,758,438	1,594,166

U.K.	1,414,568	1,419,419

ECS
Germany	502,703	415,104
Netherlands	448,589	421,673
Others	316,689	313,238
	1,267,981	1,150,015

Asia Pacific
Others	127,786	128,915
	127,786	128,915
	11,506,825	10,845,066

[1]
External revenue included in the U.S Commercial and State Government and U.S. Federal operating segments was $1,742,336,000 and $1,480,576,000, respectively in 2018 ($1,615,359,000 and $1,502,685,000, respectively in 2017).

The following table provides information for PP&E, contract costs and intangible assets based on their location:

	As at September 30, 2018	As at September 30, 2017
	$	$
U.S.	337,191	312,909
Canada	319,604	311,667
U.K.	140,682	183,213
France	53,214	66,416
Sweden	68,463	66,953
Finland	47,512	35,363
Germany	37,331	38,310
Netherlands	25,248	25,300
Rest of the world	81,321	89,964
	1,110,566	1,130,095

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    54

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

28.    Segmented information (continued)
INFORMATION ABOUT SERVICES
The following table provides revenue information based on services provided by the Company:

	2018	2017
	$	$
Outsourcing
IT services	4,370,194	4,640,892
BPS	1,113,310	1,128,258
Systems integration and consulting services	6,023,321	5,075,916
	11,506,825	10,845,066
MAJOR CLIENT INFORMATION
Contracts with the U.S. federal government and its various agencies, included within the U.S. Federal operating segment, accounted for $1,379,525,000 and 12.00% of revenues for the year ended September 30, 2018 ($1,521,821,000 and 14.00% for the year ended September 30, 2017).
29.    Related party transactions

a)	Transactions with subsidiaries and other related parties
Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation. The Company owns 100% of the equity interests of its principal subsidiaries.
The Company’s principal subsidiaries whose revenues, based on the geographic delivery model, represent more than 3% of the consolidated revenues are as follows:

Name of subsidiary	Country of incorporation
CGI Technologies and Solutions Inc.	United States
CGI Federal Inc.	United States
CGI Suomi Oy	Finland
CGI Sverige AB	Sweden
Conseillers en gestion et informatique CGI Inc.	Canada
CGI Information Systems and Management Consultants Inc.	Canada
CGI France SAS	France
CGI IT UK Limited	United Kingdom
CGI Nederland BV	Netherlands
CGI Deutschland Ltd & Co KG	Germany
CGI Information Systems and Management Consultants Private Limited	India
During the year ended September 30, 2018, the Company entered into share repurchase and conversion transactions with related parties as described in Note 18, Capital Stock.

b)	Compensation of key management personnel
Compensation of key management personnel, currently defined as the executive officers and the Board of Directors of the Company, was as follows:

	2018	2017
	$	$
Short-term employee benefits	22,326	16,848
Share-based payments	20,773	20,763

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    55

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees

a)	Commitments
As at September 30, 2018, the Company is committed under the terms of operating leases with various expiration dates up to 2031, primarily for the rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $706,140,000, excluding costs for services and taxes.
The future minimum lease payments under non-cancellable operating leases are due as follows:

$
Less than one year	167,471
Between one and two years	141,569
Between two and five years	279,088
Beyond five years	118,012
The majority of the lease agreements are renewable at the end of the lease period at market rates. The lease expenditure charged to earnings during the year was $185,292,000 ($200,424,000 in 2017), net of subleases income of $12,560,000 ($14,653,000 in 2017). As at September 30, 2018, the total future minimum sublease payments expected to be received under non-cancellable subleases were $4,075,000 ($12,868,000 as at September 30, 2017).
The Company entered into long-term service and other agreements representing a total commitment of $283,469,000. Minimum payments under these agreements are due as follows:

$
Less than one year	136,509
Between one and two years	83,223
Between two and five years	63,737

b)	Contingencies
From time to time, the Company is involved in legal proceedings, audits, litigation and claims which primarily relate to tax exposure, contractual disputes and employee claims arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts and will ultimately be resolved when one or more future events occur or fail to occur. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Claims for which there is a probable unfavourable outcome are recorded in provisions (Note 12).
In addition, the Company is engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether the Company’s operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or reduction in the scope of a major government project could have a materially adverse effect on the results of operations and the financial condition of the Company.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    56

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

30.	Commitments, contingencies and guarantees (continued)

c)	Guarantees
Sale of assets and business divestitures
In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $11,350,000 in total, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of indemnification as at September 30, 2018. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
Other transactions
In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at September 30, 2018, the Company had committed a total of $27,812,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a bid or performance bond, and the ultimate liability, if any, incurred in connection with these guarantees, would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.
Moreover, the Company has letters of credit for a total of $78,720,000 in addition to the letters of credit covered by the unsecured committed revolving credit facility (Note 13). These guarantees are required in some of the Company’s contracts with customers.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    57

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.    Financial instruments
FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
The following table presents the financial liabilities included in the long-term debt (Note 13) measured at amortized cost categorized using the fair value hierarchy.

		As at September 30, 2018		As at September 30, 2017
	Level	Carrying amount	Fair value	Carrying amount	Fair value
		$	$	$	$
Financial liabilities for which fair value is disclosed
Other liabilities
Senior U.S. and euro unsecured notes	Level 2	1,517,334	1,550,329	1,542,428	1,638,980
Unsecured committed revolving credit facility	Level 2	194,795	194,795	200,000	200,000
Obligations other than finance leases	Level 2	30,124	29,130	61,703	60,847
Obligations under finance leases	Level 2	29,909	29,193	29,794	29,667
Other long-term debt	Level 2	28,731	27,674	28,078	27,348
		1,800,893	1,831,121	1,862,003	1,956,842

The following table presents financial assets and liabilities measured at fair value categorized using the fair value hierarchy:

	Level	As at September 30, 2018	As at September 30, 2017
		$	$
Financial assets
Financial assets at fair value through earnings
Cash and cash equivalents	Level 2	184,091	165,872
Deferred compensation plan assets (Note 10)	Level 1	56,900	46,906
		240,991	212,778
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	12,395	8,152
Long-term derivative financial instruments (Note 10)	Level 2	11,312	24,939
		23,707	33,091
Available-for-sale
Long-term bonds included in funds held for clients (Note 5)	Level 2	184,401	195,509
Long-term investments (Note 10)	Level 2	30,054	23,047
		214,455	218,556
Financial liabilities
Derivative financial instruments designated as hedging instruments
Current derivative financial instruments	Level 2	39,418	12,069
Long-term derivative financial instruments	Level 2	77,754	82,365
		117,172	94,434
There have been no transfers between Level 1 and Level 2 for the years ended September 30, 2018 and 2017.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    58

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)
The following table summarizes the fair value of outstanding derivative financial instruments:

	Recorded in derivative financial instruments	As at September 30, 2018	As at September 30, 2017
		$	$
Hedges of net investments in European operations
$762,100 cross-currency swaps in euro ($831,400 as at September 30, 2017)	Current assets	8,545	2,907
	Long-term assets	—	14,539
	Long-term liabilities	6,560	—

$58,419 cross-currency swaps in Swedish krona (nil as at September 30, 2017)	Long-term assets	2,553	—

$136,274 cross-currency swaps in British pound (nil as at September 30, 2017)	Long-term assets	6,311	—

Cash flow hedges of future revenue

U.S.$126,537 foreign currency forward contracts between the U.S. dollar and the Indian rupee (U.S.$65,691 as at September 30, 2017)	Current assets	16	37
	Long-term assets	89	162
	Current liabilities	3,884	330
	Long-term liabilities	4,952	427

$267,104 foreign currency forward contracts between the Canadian dollar and the Indian rupee ($146,881 as at September 30, 2017)	Current assets	3,417	4,644
	Long-term assets	1,573	7,429
	Current liabilities	4,254	554
	Long-term liabilities	8,651	969

€103,588 foreign currency forward contracts between the euro and the Indian rupee (€21,483 as at September 30, 2017)	Current assets	16	—
	Long-term assets	73	—
	Current liabilities	2,936	275
	Long-term liabilities	4,601	366

£85,674 foreign currency forward contracts between the British pound and the Indian rupee (£29,034 as at September 30, 2017)	Current assets	12	24
	Long-term assets	53	—
	Current liabilities	2,697	771
	Long-term liabilities	3,516	895

€74,818 foreign currency forward contracts between the euro and the British pound (€75,374 as at September 30, 2017)	Current assets	69	33
	Long-term assets	8	70
	Current liabilities	1,289	1,477
	Long-term liabilities	1,576	1,987

€63,064 foreign currency forward contracts between the euro and the Moroccan dirham (€53,527 as at September 30, 2017)	Current assets	71	—
	Long-term assets	415	2,669
	Current liabilities	1,106	1,681
	Long-term liabilities	2,322	5,427

Other foreign currency forward contracts	Current assets	249	507
	Long-term assets	158	70
	Current liabilities	1,302	231
	Long-term liabilities	1,055	345

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    59

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.    Financial instruments (continued)
FAIR VALUE MEASUREMENTS (CONTINUED)

	Recorded in derivative financial instruments	As at September 30, 2018	As at September 30, 2017
		$	$
Cash flow hedges on Senior U.S. unsecured notes
U.S.$550,000 cross-currency swaps to Canadian dollar (U.S.$600,000 as at September 30, 2017)	Current liabilities	21,950	6,750
	Long-term liabilities	32,175	69,540

U.S.$45,000 cross-currency swaps to Canadian dollar (nil as at September 30, 2017)	Long-term liabilities	20	—

U.S.$105,000 cross-currency swaps to Canadian dollar (nil as at September 30, 2017)	Long-term assets	79	—

Fair value hedges of Senior U.S. unsecured notes
U.S.$250,000 interest rate swaps fixed-to-floating (U.S.$250,000 as at September 30, 2017)	Long-term liabilities	12,326	2,409

Valuation techniques used to value financial instruments are as follows:

-
The fair value of Senior U.S. and euro unsecured notes, the unsecured committed revolving credit facility and the other long-term debt is estimated by discounting expected cash flows at rates currently offered to the Company for debts of the same remaining maturities and conditions;

-
The fair value of long-term bonds included in funds held for clients and in long-term investments is determined by discounting the future cash flows using observable inputs, such as interest rate yield curves or credit spreads, or according to similar transactions on an arm's-length basis;

-	The fair value of foreign currency forward contracts is determined using forward exchange rates at the end of the reporting period;

-
The fair value of cross-currency swaps and interest rate swaps is determined based on market data (primarily yield curves, exchange rates and interest rates) to calculate the present value of all estimated cash flows;

-	The fair value of cash and cash equivalents is determined using observable quotes; and

-	The fair value of deferred compensation plan assets within long-term financial assets is based on observable price quotations at the reporting date.
As at September 30, 2018, there were no changes in valuation techniques.
The Company expects that approximately $35,330,000 of the accumulated net unrealized loss, which correspond to the effective portion of the change in fair value of the derivative financial instruments designated as cash flow hedges, will be reclassified in the consolidated statements of earnings in the next 12 months.
During the year ended September 30, 2018, the Company’s hedging relationships were effective.

MARKET RISK
Market risk incorporates a range of risks. Movements in risk factors, such as interest rate risk and currency risk, affect the fair values of financial assets and liabilities.
Interest rate risk
The Company has interest rate swaps whereby the Company receives a fixed rate of interest and pays interest at a variable rate on the notional amount of a portion of its Senior U.S. unsecured notes. These swaps are being used to hedge the exposure to changes in the fair value of the debt.
The Company is also exposed to interest rate risk on its unsecured committed revolving credit facility.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    60

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)
MARKET RISK (CONTINUED)
Interest rate risk (continued)
The Company analyzes its interest rate risk exposure on an ongoing basis using various scenarios to simulate refinancing or the renewal of existing positions. Based on these scenarios, a change in the interest rate of 1% would not have had a significant impact on net earnings and comprehensive income.
Currency risk
The Company operates internationally and is exposed to risk from changes in foreign currency exchange rates. The Company mitigates this risk principally through foreign currency denominated debt and derivative financial instruments, which includes foreign currency forward contracts and cross-currency swaps.
The Company hedges a portion of the translation of the Company’s net investments in its U.S. and European operations into Canadian dollar, with Senior U.S. and euro unsecured notes. The Company also hedges a portion of the translation of the Company’s net investments in its European operations with cross-currency swaps.
During the year ended September 30, 2018, the Company entered into Canadian dollar to British pound cross-currency swap agreements for a notional amount of $136,274,000 designated as hedging instruments of the Company’s net investment in the U.K. operations. In addition, during the year ended September 30, 2018, the Company also entered into Canadian dollar to Swedish krona cross-currency swap agreements for a notional amount of $58,419,000 designated as hedging instruments of the Company's net investment in Swedish operations.
During the year ended September 30, 2018, the Company has entered into cross-currency swap agreements, for a notional amount of U.S.$150,000,000, related to the U.S. tranche of the Senior unsecured notes which has a maturity date of September 2024, to hedge the variability in the exchange rate between the U.S. and Canadian dollar. The cross-currency swaps are designated as cash flow hedges.
During the year ended September 30, 2018, the Company settled cross-currency swaps with a notional amount of $69,300,000 for a net amount of $2,430,000. The loss on settlements was recognized in other comprehensive income and will be transferred to earnings when the net investment is disposed of.
The Company enters into foreign currency forward contracts to hedge the variability in various foreign currency exchange rates on future revenues. Hedging relationships are designated and documented at inception and quarterly effectiveness assessments are performed during the year.
The Company is mainly exposed to fluctuations in the Swedish krona, the U.S. dollar, the euro and the British pound. The following table details the Company’s sensitivity to a 10% strengthening of the Swedish krona, the U.S. dollar, the euro and the British pound foreign currency rates on net earnings and comprehensive income against the Canadian dollar. The sensitivity analysis on net earnings presents the impact of foreign currency denominated financial instruments and adjusts their translation at period end for a 10% strengthening in foreign currency rates. The sensitivity analysis on other comprehensive income presents the impact of a 10% strengthening in foreign currency rates on the fair value of foreign currency forward contracts designated as cash flow hedges and on net investment hedges.

				2018				2017
	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact	Swedish krona impact	U.S. dollar impact	euro impact	British pound impact
	$	$	$	$	$	$	$	$
(Decrease) increase in net earnings	(906)	(4,870)	(778)	(2,695)	(860)	(1,174)	2,383	(539)
Decrease in other comprehensive income	(6,522)	(65,337)	(107,722)	(25,018)	(1,839)	(74,974)	(93,866)	(4,788)

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    61

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)
LIQUIDITY RISK
Liquidity risk is the risk that the Company is not able to meet its financial obligations as they fall due or can do so only at excessive cost. The Company’s activities are financed through a combination of the cash flows from operations, borrowing under existing unsecured committed revolving credit facility, the issuance of debt and the issuance of equity. One of management’s primary goals is to maintain an optimal level of liquidity through the active management of the assets and liabilities as well as the cash flows.
The following tables summarize the carrying amount and the contractual maturities of both the interest and principal portion of financial liabilities. All amounts contractually denominated in foreign currency are presented in Canadian dollar equivalent amounts using the period-end spot rate.

As at September 30, 2018	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,134,802	1,134,802	1,134,802	—	—	—
Accrued compensation	602,245	602,245	602,245	—	—	—
Senior U.S. and euro unsecured notes	1,517,334	1,753,402	354,575	113,955	814,337	470,535
Unsecured committed revolving credit facility	194,795	222,331	6,573	6,591	209,167	—
Obligations other than finance leases	30,124	30,794	19,319	9,393	2,082	—
Obligations under finance leases	29,909	30,976	12,909	10,005	8,062	—
Other long-term debt	28,731	29,155	20,302	1,613	5,826	1,414
Clients’ funds obligations	328,324	328,324	328,324	—	—	—
Derivative financial liabilities
Cash flow hedges of future revenue	37,922
Outflow		49,173	18,120	16,901	14,152	—
(Inflow)		(6,693)	(4,012)	(1,830)	(851)	—
Cross-currency swaps	43,217
Outflow		988,595	326,950	80,922	304,798	275,925
(Inflow)		(1,020,985)	(328,646)	(88,027)	(315,349)	(288,963)
Interest rate swaps	12,326
Outflow		61,279	17,508	17,508	26,263	—
(Inflow)		(56,434)	(16,124)	(16,124)	(24,186)	—
	3,959,729	4,146,964	2,492,845	150,907	1,044,301	458,911

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    62

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)
LIQUIDITY RISK (CONTINUED)

As at September 30, 2017	Carrying amount	Contractual cash flows	Less than one year	Between one and two years	Between two and five years	Beyond five years
	$	$	$	$	$	$
Non-derivative financial liabilities
Accounts payable and accrued liabilities	1,004,307	1,004,307	1,004,307	—	—	—
Accrued compensation	578,886	578,886	578,886	—	—	—
Senior U.S. and euro unsecured notes	1,542,428	1,823,352	124,201	343,207	818,095	537,849
Unsecured committed revolving credit facility	200,000	226,810	6,400	6,400	214,010	—
Obligations other than finance leases	61,703	63,454	33,850	18,623	10,981	—
Obligations under finance leases	29,794	31,109	14,086	8,341	8,682	—
Other long-term debt	28,078	28,787	13,986	2,988	9,130	2,683
Clients’ funds obligations	314,233	314,233	314,233	—	—	—
Derivative financial liabilities
Cash flow hedges of future revenue	90
Outflow		17,036	5,486	6,530	5,020	—
(Inflow)		(16,989)	(5,417)	(5,083)	(6,489)	—
Cross-currency swaps	58,844
Outflow		849,762	83,877	317,085	291,798	157,002
(Inflow)		(846,228)	(91,446)	(310,451)	(291,936)	(152,395)
Interest rate swaps	2,409
Outflow		63,248	14,055	14,055	35,138	—
(Inflow)		(70,222)	(15,605)	(15,605)	(39,012)	—
	3,820,772	4,067,545	2,080,899	386,090	1,055,417	545,139
As at September 30, 2018, the Company held cash and cash equivalents and long-term investments of $214,145,000 ($188,919,000 as at September 30, 2017). The Company also had available $1,295,595,000 in unsecured committed revolving credit facility ($1,290,369,000 as at September 30, 2017). As at September 30, 2018, trade accounts receivable amounted to $1,126,772,000 (Note 4) ($931,530,000 as at September 30, 2017). Given the Company’s available liquid resources as compared to the timing of the payments of liabilities, management assesses the Company’s liquidity risk to be low.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    63

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

31.	Financial instruments (continued)
CREDIT RISK
The Company takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, accounts receivable and long-term investments. The maximum exposure of credit risk is generally represented by the carrying amount of these items reported on the consolidated balance sheets.
The Company is exposed to credit risk in connection with long-term investments through the possible inability of borrowers to meet the terms of their obligations. The Company mitigates this risk by investing primarily in high credit quality corporate and government bonds with a credit rating of A or higher.
The Company has accounts receivable derived from clients engaged in various industries including governmental agencies, finance, telecommunications, manufacturing and utilities that are not concentrated in any specific geographic area. These specific industries may be affected by economic factors that may impact trade accounts receivable. However, management does not believe that the Company is subject to any significant credit risk in view of the Company’s large and diversified client base. Overall, management does not believe that any single industry or geographic region represents a significant credit risk to the Company.
The following table sets forth details of the age of trade accounts receivable that are past due:

	2018	2017
	$	$
Not past due	951,277	806,041
Past due 1-30 days	109,668	79,016
Past due 31-60 days	27,806	25,262
Past due 61-90 days	17,005	8,999
Past due more than 90 days	25,768	16,969
	1,131,524	936,287
Allowance for doubtful accounts	(4,752)	(4,757)
	1,126,772	931,530
The carrying amount of trade accounts receivable is reduced by an allowance account and the amount of the loss is recognized in the consolidated statements of earnings within costs of services, selling and administrative. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against costs of services, selling and administrative in the consolidated statements of earnings.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    64

Notes to the Consolidated Financial Statements
For the years ended September 30, 2018 and 2017
(tabular amounts only are in thousands of Canadian dollars, except per share data)

32.	Capital risk management
The Company is exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives for growth. The main objectives of the Company’s risk management process are to ensure that risks are properly identified and that the capital base is adequate in relation to these risks.
The Company manages its capital to ensure that there are adequate capital resources while maximizing the return to shareholders through the optimization of the debt and equity balance. As at September 30, 2018, total managed capital1 was $8,699,845,000 ($8,253,548,000 as at September 30, 2017). Managed capital consists of long-term debt, including the current portion (Note 13), cash and cash equivalents, long-term investments (Note 10) and shareholders’ equity. The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in the business environment. When capital needs have been specified, the Company’s management proposes capital transactions for the approval of the Company’s Audit and Risk Management Committee and Board of Directors. The capital risk policy remains unchanged from prior periods.
The Company monitors its capital by reviewing various financial metrics, including the following:

-	Net Debt1/Capitalization[1]

-	Debt/EBITDA[1]
Net debt, capitalization and EBITDA are additional measures. Net debt represents debt (including the current portion and the fair value of foreign currency derivative financial instruments related to debt) less cash and cash equivalents and long-term investments. Capitalization is shareholders’ equity plus debt. EBITDA is calculated as earnings from continuing operations before finance costs, income taxes, depreciation, amortization, restructuring costs and acquisition-related and integration costs. The Company believes that the results of the current internal ratios are consistent with its capital management's objectives.
The Company is subject to external covenants on its Senior U.S. and euro unsecured notes and unsecured committed revolving credit facility. The ratios are as follows:

-
Leverage ratios[1], which are the ratio of total debt to EBITDA for its Senior U.S. and euro unsecured notes and the ratio of total debt net of cash and cash equivalent investments to EBITDA for its unsecured committed revolving credit facility for the four most recent quarters[2].

-
An interest and rent coverage ratio[1], which is the ratio of the EBITDAR[1] for the four most recent quarters to the total finance costs and the operating rentals in the same periods. EBITDAR is calculated as EBITDA before rent expense[2].

-
In the case of the Senior U.S. and euro unsecured notes, a minimum net worth is required, whereby shareholders’ equity, excluding foreign exchange translation adjustments included in accumulated other comprehensive income, cannot be less than a specified threshold.

These ratios are calculated on a consolidated basis.
The Company is in compliance with these covenants and monitors them on an ongoing basis. The ratios are also reviewed quarterly by the Company’s Audit and Risk Management Committee. The Company is not subject to any other externally imposed capital requirements.

[1]	Non-GAAP measure.
2 In the event of an acquisition, the available historical financial information of the acquired company will be used in the computation of the ratios.

CGI Group Inc. – Consolidated Financial Statements for the years ended September 30, 2018 and 2017    65